NOTICE OF ANNUAL GENERAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

August 23, 2024

Annual General Meeting of Shareholders

To be held on

Thursday, October 3, 2024

Unit 1165, 505 Burrard Street

Vancouver, British Columbia, Canada V7X 1M5

MANAGEMENT INFORMATION CIRCULAR

GLOSSARY OF TERMS

Unless the context otherwise requires, the following terms shall have the following respective meanings when used in this Circular.  Any capitalized but undefined terms shall have the meanings ascribed to them in the respective documents to which they refer.

"Award"	means any right granted under the Option Plan.
"Board"	means the board of directors of the Company.
"Business day"	means a day that is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia.
"CEO"	means Chief Executive Officer.
"CFO"	means Chief Financial Officer.
"Committee"	means a standing committee of the Board.
"Common Share" or "Share"	means a common share in the capital of the Company.
"Company" or "Vizsla Silver"	means Vizsla Silver Corp., a company organized under the laws of British Columbia.
"COO"	means the Chief Operating Officer.
"Information Circular"	means, collectively, the Notice of Meeting and this information circular sent to Shareholders in connection with the Meeting.
"Insider"	has the meaning set out in the TSX Venture Corporate Finance Manual.
"Meeting"	means the annual general and special meeting of Shareholders to be held on November 1, 2023, and any adjournment(s) thereof.
"NEO"	means Named Executive Officer
"NI 52-110"	means National Instrument 52-110 Audit Committees.
"Notice of Meeting"	means the notice of meeting forming part of this Circular to be mailed to Shareholders in connection with the Meeting.
"NYSE"	means the New York Stock Exchange.
"OTCQB"	means OTC Markets
"Shareholder"	means a holder of Shares.
"TSX"	means the Toronto Stock Exchange.
"TSXV"	means the TSX Venture Exchange.

ATTENDING AND PARTICIPATING AT THE MEETING

This management information circular ("Information Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of the Company for use at the annual general and special meeting of shareholders (the "Shareholders") of the Company (the "Meeting") to be held in person on Thursday, October 3, 2024 at 10:00 a.m. (Pacific Time) and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the Notice of Meeting.

The Meeting will be held at Unit 1165, 505 Burrard Street, Vancouver, British Columbia.

NOTICE REGARDING INFORMATION

Information in this Information Circular is given as of August 23, 2024 (the "Record Date") unless otherwise indicated and except for information contained in the documents incorporated herein by reference, which is given as at the respective dates stated therein.

No person is authorized to give any information or make any representation not contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized. This Information Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Information Circular.

GENERAL INFORMATION CONCERNING THE MEETING AND VOTING

Solicitation of Proxies

This Information Circular is provided in connection with the solicitation by the management of the Company of proxies to be used at the Meeting. The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers, and regular employees of the Company. The Company has engaged Laurel Hill Advisory Group to provide shareholder communication advisory and proxy solicitation services and will pay a fee of $33,500 for such services and certain out-of-pocket expenses. The Company will bear all costs of this solicitation and any additional solicitations. Shareholders who have questions or need assistance in voting should contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (North American Toll Free) or 1-416-304-0211 (Outside North America), or by email at assistance@laurelhill.com.

Appointment of Proxyholder

The individuals named in the accompanying form of proxy are officers and/or directors of Vizsla Silver. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the form of proxy accompanying this Information Circular, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the form of proxy accompanying this Information Circular or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the form of proxy accompanying this Information Circular will vote or withhold Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. In the absence of any instructions to the contrary, the Common Shares represented by proxies received by management will be voted FOR the approval of the resolutions described herein, among other things.

The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified;

(b) any amendment to or variation of any matter identified therein; and

(c) any other matter that properly comes before the Meeting or any adjournments thereof.

At the date of this Information Circular, management of the Company knows of no such amendments, variations, or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other matters do properly come before the Meeting, it is intended that the person appointed as proxy will vote on such other business in such manner as that person then considers to be proper.

Shareholders who have questions or need assistance in voting should contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (North American Toll-Free) or 1-416-304-0211 (Outside North America), or by email at assistance@laurelhill.com.

Registered Shareholders

Registered holders of Common Shares electing to submit a proxy may do so by phone or internet provided on the proxy or by completing, dating and signing the enclosed form of proxy and returning it to the Company's transfer agent, Computershare Investor Services Inc., by internet, mail or hand delivery to 100 University Ave., 8th Floor, Toronto, ON M5J 2Y1, in all cases ensuring that the form of proxy is received before 10:00 a.m. (Pacific Time) on October 1, 2024 or if the Meeting is adjourned or postponed, at least 48 business hours (where "business hours" means hours on days other than a Saturday, Sunday or any other holiday in British Columbia or Ontario) before the time on the date to which the Meeting is adjourned or postponed. The time limit for proxies may be waived or extended by the chair of the meeting, with or without notice, and under no obligation to accept any particular late vote.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name.

Shareholders who hold their common shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their common shares in their own name (referred to herein as "Beneficial Shareholders") should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Corporation as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of Vizsla Silver. Such Common Shares will more likely be registered under the names of intermediaries. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called "NOBOs" for Non-Objecting Beneficial Owners).

Non-Objecting Beneficial Owners

The Company has distributed copies of the Notice of Meeting, Information Circular and VIF to intermediaries for distribution to NOBOs.  Unless you have waived your right to receive the Notice of Meeting, Information Circular and VIF, intermediaries are required to deliver them to you as a NOBO of the Company and to seek your instructions on how to vote your Common Shares.

The Company may utilize Broadridge's QuickVote™ system to assist Shareholders with voting their Common Shares. Certain NOBOs may be contacted by Laurel Hill, which is soliciting proxies on behalf of management of the Company, to conveniently obtain a vote directly over the phone.

Objecting Beneficial Owners

The Company's OBOs can expect to be contacted by Broadridge or their brokers or their broker's agents.  The Company will assume the costs associated with the delivery of the Notice of Meeting, Information Circular and VIF, as set out above, to OBOs by intermediaries.

	Registered Shareholders	Beneficial Shareholders
	Vizsla Shares held in own name and represented by a physical certificate or DRS and have a 15-digit control number.	Vizsla Shares held with a broker, bank or other intermediary and have a 16-digit control number.
Internet	www.investorvote.com	www.proxyvote.com
Telephone	1-866-732-8683	Call the applicable number listed on the voting instruction form.
Mail	Return the form of proxy in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

Shareholders who have questions or need assistance in voting should contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (North American Toll Free) or 1-416-304-0211 (Outside North America), or by email at assistance@laurelhill.com.

Notice to Securityholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and are being affected in accordance with the corporate laws of the Province of British Columbia, Canada, and securities laws of the provinces of Canada. The proxy solicitation rules under the U.S. Exchange Act are not applicable to Vizsla Silver or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Securityholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by securityholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Vizsla Silver is existing under the Business Corporations Act, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Securityholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxy

In addition to revocation in any other manner permitted by law, a registered Shareholder who has given a proxy may revoke it by executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered holder of Common Shares or the authorized attorney thereof in writing, or, if the registered holder of Common Shares is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investors Services Inc. at 100 University Ave., 8th Floor, Toronto, ON M5J 2Y1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

NOTICE-AND-ACCESS

National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 - Continuous Disclosure Obligations allow for the use of the notice and access system for the delivery to shareholders of certain materials, including notice of meeting, management information circular, annual financial statements and management's discussion and analysis (collectively, the "Meeting Materials") by reporting issuers.

Under the notice and access system, reporting issuers are permitted to deliver the Meeting Materials by posting them on SEDAR+ at www.sedarplus.ca as well as a website other than SEDAR+ and sending a notice package to shareholders that includes: (i) the relevant form of proxy or voting instruction form; (ii) basic information about the meeting and the matters to be voted on; (iii) instructions on how to obtain a paper copy of the Meeting Materials; and (iv) a plain language explanation of how the notice and access system operates and how the Meeting Materials can be accessed online.

As described in the Notice and Access Notification to be mailed to the Shareholders of the Company on or about August 27, 2024 the Company has elected to deliver its Meeting Materials to Beneficial Holders using the notice and access system. These Beneficial Shareholders will receive a notice and access notification which will contain the prescribed information. Registered Shareholders and those Beneficial Holders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials with the notice package.

The Company intends to pay for proximate intermediaries to deliver Meeting Materials and Form 54- 101F7 (the request for voting instructions) to "objecting beneficial owners", in accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Company is an unlimited amount of Common Shares.  As of the Record Date, the outstanding shares of the Company are 242,400,700 Common Shares.

Shareholders registered as of August 23, 2024, are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and senior officers of the Company, as at the date of this Information Circular, no persons beneficially own, or controls or directs, directly or indirectly, more than 10% of the outstanding shares.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended April 30, 2024, together with the auditor's report on those statements and Management Discussion and Analysis, will be presented to the shareholders at the Meeting.

FIXING THE NUMBER OF DIRECTORS

Shareholders of Vizsla Silver will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution fixing the number of directors at seven.

ELECTION OF DIRECTORS

A shareholder can vote for all the above nominees, vote for some of the below nominees and withhold for other of the below nominees, or withhold for all of the below nominees.  Unless otherwise instructed, the named proxyholders will vote FOR the election of each of the proposed nominees set forth below as directors of Vizsla Silver.

The directors of Vizsla Silver are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed.  Management of Vizsla Silver proposes to nominate the persons listed below for election as directors of Vizsla Silver to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, proxies given pursuant to the solicitation by management of Vizsla Silver will be voted for the nominees listed in this Information Circular.  Management does not contemplate that any of the nominees will be unable to serve as a director.

The following tables set forth profiles of the seven individuals who are nominated by management for election as directors, including the positions and offices with Vizsla Silver now held by each nominee, the business experience over the last five years of each nominee, the period during which each nominee has served as a director, and the number of securities of the Vizsla Silver (including Common Shares and options to purchase Common Shares through stock options ("Options") and share purchase warrants ("Warrants"), beneficially owned, or controlled or directed, directly or indirectly, by each nominee as at the date of this Circular.  The information as to securities beneficially owned, or controlled or directed, directly or indirectly, by each nominee has been furnished by the respective proposed nominees individually.

The Board has determined that five of the seven individuals nominated for election as a director at the Meeting are independent.  The non-independent member(s) of the Board are Michael Konnert who is President and Chief Executive Officer of the Company, and Simon Cmrlec, who is Chief Operating Officer for the Company.

All of the members of the Compensation Committee, the Audit and Risk Committee, and the Corporate Governance & Nominating Committee are independent directors.  For more information on the Company's independence standards and assessments, see the section of this Circular entitled "Corporate Governance Disclosure".  For information on compensation paid to non-management directors, see the section of this Circular entitled "Statement of Executive Compensation".  In addition, a description of the role of the Board is included in the section of this Circular entitled "Corporate Governance Disclosure - Mandate of the Board".

CRAIG PARRY
Director Since: December 18, 2018 Independent Residence: British Columbia, Canada Age: 52

Through the course of his career, Mr. Parry has been a founder, director, CEO, senior executive and geologist working across a broad range of commodities with several companies.  He is the Executive Chairman and CEO of Vizsla Copper Corp. (since September 1, 2021).  He is a founder and Chairman of Vizsla Silver Corp. (since December 18, 2018), Gold Bull Resources (since June 29, 2020) and Outback Goldfields Ltd (since January 2019). He is has been a Director of Skeena Resources Ltd since December 15, 2016.  He was a founder, CEO and/or director of IsoEnergy Ltd (TSXV:ISO), NexGen Energy Ltd (NYSE:NXE), EMR Capital, Tigers Realm Coal (ASX:TIG), Tigers Realm Minerals, and G-Resources Group. He worked for Rio Tinto from 2000 to 2008.

Mr. Parry has led teams and been involved in a number of exceptional discoveries and resource projects including Vizsla's discovery of new veins at its Panuco-Copala silver district, IsoEnergy's Hurricane uranium deposit, NexGen's Arrow uranium deposit and Tigers Realm Coal's Amaam and Amaam North coking coal deposits.

Mr. Parry graduated from The University of New South Wales and holds a Bachelor of Science (Applied Geology) with first class Honours and the University Medal. He is a member of the AusIMM.

Board Committee Membership
Technical Committee
Securities beneficially owned, or controlled or directed, directly or indirectly
Security	Number	% of Ownership
Common Shares Stock Options RSUs Warrants	8,542,485 3,040,000 45,455 695,000	3.52% 1.25% 0.02% 0.29%
Total	12,322,940	5.08%

MICHAEL KONNERT
Director Since: September 26, 2017 Non-Independent Residence: British Columbia, Canada Age: 36

Mr. Konnert is a mining entrepreneur with deep expertise in deal-making, financing, team leadership and strategic corporate development. As the Founder, President, Director and CEO of Vizsla Silver Corp. (NYSE:VZLA), he has successfully led the company in consolidating one of Mexico's highest-grade silver and gold districts, positioning it to develop one of the world's largest single-asset silver producers. He is also co-founder and Managing Partner of Inventa Capital.

In 2017, Mr. Konnert co-founded CobaltOne Energy Corp which he successfully led to acquisition by Blackstone Minerals (ASX: BSX). He also serves as Executive Chairman of Vizsla Royalties and holds board positions at Vizsla Copper (TSX-V: VCU) and Summa Silver (TSXV: SSVR).

Board Committee Membership
None
Securities beneficially owned, or controlled or directed, directly or indirectly
Security	Number	% of Ownership
Common Shares Stock Options RSUs Warrants	2,402,751 6,573,000 259,091 5,000	0.99% 2.71% 0.11% 0.00%
Total	9,239,842	3.81%

SIMON CMRLEC
Director Since: February 21, 2019 Non - Independent Residence: British Columbia, Canada Age: 52

Mr. Cmrlec is a highly experienced senior engineer with over 30-years of industry experience who has been a director of the Company since its formation and has most recently held the position of Chief Operating Officer of Ausenco, a global mining engineering and consulting firm. He has extensive experience in building mining projects around the world and across a number of different commodities and will be tasked with advancing Vizsla Silver's world-class Panuco silver-gold Project towards production, with the goal of becoming one of the world's largest single-asset silver producers.

He became a Director of Vizsla Silver in 2018 before joining the company as Chief Operating Officer in 2024.

Mr. Cmrlec attended the Gartrell School of Mining and graduated with a B.Eng (Hons) in Metallurgical Engineering in 1994.

Board Committee Membership
Environ. and Social Respons. Committee (Chair)
Securities beneficially owned, or controlled or directed, directly or indirectly
Security	Number	% of Ownership
Common Shares Stock Options RSUs Warrants	1,135,700 2,425,000 438,303 -	0.47% 1.00% 0.18% -
Total	3,999,003	1.65%

HARRY POKRANDT
Director Since: November 23, 2021 Independent Residence: British Columbia, Canada Age: 64

Mr. Pokrandt is a Capital Markets Executive with 30+ years experience in mining and technology.

Mr. Pokrandt is currently a director for Vizsla Silver and is a currently Chairman of Spectrum Energy and a Director of Big Brothers Foundation of Greater Vancouver.  He is formerly Chairman of Mayfair Gold and former Managing Director at Macquarie Capital Markets, CEO of Hive Blockchain, Director of Kore Mining, Gold X Mining Corp., BQ Metals Corp, Lithium X and Fiore Exploration.

Board Committee Membership
Audit and Risk Committee Compensation Committee Corporate Governance Committee
Securities beneficially owned, or controlled or directed, directly or indirectly
Security	Number	% of Ownership
Common Shares (Direct) Stock Options RSUs Warrants	352,500 585,000 30,303 51,000	0.15% 0.24% 0.01% 0.02%
Total	1,018,803	0.42%

DAVID COBBOLD
Director Since: December 8, 2022 Independent Residence: Ontario, Canada Age: 58

Mr. Cobbold is a veteran investment banker with 27 years of financial services experience. Currently, he is Vice Chairman of Metals and Mining, Macquarie Group where he is responsible for sourcing and leading merger, acquisition, sale and defence transactions for clients ranging from exploration and development companies to global metals & mining companies.

In addition, Mr. Cobbold has extensive experience in global commodity and securities markets. Mr. Cobbold joined Macquarie in 2011 as a Managing Director, Head of Mining, Macquarie Capital Markets Canada. Prior to joining Macquarie, Mr. Cobbold worked at CIBC World Markets and CIBC Capital Partners for 13 years in various capacities, including as a Managing Director, Global Mining Investment Banking and Managing Director, Equity Capital Markets.

Mr. Cobbold holds a Bachelor of Arts in Economics, University of Western Ontario and Masters of Business Administration (MBA), Harvard Business School.

Board Committee Membership
Audit and Risk Committee Compensation Committee (Chair) Corporate Governance Committee (Chair) Environ. and Social Respons. Committee
Securities beneficially owned, or controlled or directed, directly or indirectly
Security	Number	% of Ownership
Common Shares Stock Options RSUs Warrants	18,200 525,000 20,203 -	0.01% 0.22% 0.01% -
Total	563,403	0.23%

EDUARDO LUNA
Director Since: November 15, 2023 Independent Residence: Mexico City, Mexico Age: 78

Mr. Luna has spent over forty years in the precious metals mining industry and has held prior senior executive and board positions at several companies including Industrial Peñoles, Goldcorp Inc., Luismin SA de CV, Wheaton River Minerals Ltd., Alamos Gold Inc., Dyna Resource, Inc. and Primero Mining Corporation.

He is currently the Chairman of the Board of Directors of Rochester Resources Ltd., a junior natural resources company with assets in Mexico and a Director of Coeur Mining Inc. He formerly served as a member of the Board of Directors of Wheaton Precious Metals Corporation. Mr. Luna is the former President of the Mexican Mining Chamber and a former President of the Silver Institute.

He is an inductee in the Mexico Mining Hall of Fame and serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato where he received a degree in Mining Engineering.

Board Committee Membership
Technical Committee (Chair) Environ. and Social Respons. Committee
Securities beneficially owned, or controlled or directed, directly or indirectly
Security	Number	% of Ownership
Common Shares Stock Options RSUs Warrants	- 425,000 - -	- 0.18% - -
Total	425,000	0.18%

SUKHJIT ("SUKI") GILL
Director Since: April 12, 2024 Independent Residence: British Columbia, Canada Age: 47

Ms. Gill currently serves as a partner at Smythe LLP and practice group leader of Smythe's assurance group. She is a Chartered Professional Accountant with 23 years of experience and specializes in providing audit and assurance services to publicly traded companies operating in the resource industry, as well as private companies across several industries in both Canada and the United States. Ms. Gill is also a director of Skeena Resources Limited. She was previously on the board of directors for the Provincial Health Services Authority and British Columbia Emergency Health Services.

Ms. Gill holds a Bachelor of Technology in Accounting from BCIT and a Chartered Professional Accountants of British Columbia.

Board Committee Membership
Audit and Risk Committee (Chair)
Securities beneficially owned, or controlled or directed, directly or indirectly
Security	Number	% of Ownership
Common Shares (Direct) Stock Options RSUs Warrants	- 225,000 - -	- 0.09% - -
Total	225,000	0.09%

Majority Voting Policy

On April 29, 2022, the Board adopted a majority voting policy, which requires that any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election will be required to tender his or her resignation. This policy applies only to uncontested elections, which are elections in which the number of nominees for director is equal to the number of positions available on the Board.  The Nominating and Corporate Governance Committee will consider the director's resignation and will recommend to the Board whether or not to accept it. The Nominating and Corporate Governance Committee will be expected to recommend accepting the resignation, except in situations where extenuating circumstances would warrant the applicable director to continue to serve on the Board. The Board will act on the Nominating and Corporate Governance Committee recommendation within 90 days following the applicable annual meeting and will promptly disclose by press release its decision whether to accept the director's resignation, including the reasons for rejecting the resignation, if applicable.  The full text of the Majority Voting Policy is available on the corporate governance page of the Company's website.

Advanced Notice Policy

The Company's Advance Notice Policy, adopted by the Board on April 29, 2022, provides Shareholders, Directors, and management of the Company with a clear framework for nominating Directors. The Advance Notice Policy fixes a deadline by which holders of record of Common Shares must submit Director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any Director nominee to be eligible for election at any annual or special meeting of shareholders.  The full text of the Advance Notice Policy is available on the corporate governance page of the Company's website.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of Management, no director or proposed director of Vizsla Silver is, or within the ten years prior to the date of this Information Circular has been, a director or executive officer of any company, including Vizsla Silver, that while that person was acting in that capacity:

(a) was the subject of a cease trade order or similar order or an order that denied Vizsla Silver access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b) was subject to an event that resulted, after the director ceased to be a director or executive officer of Vizsla Silver being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

To the knowledge of Management, no director or proposed director of Vizsla Silver has, within the ten years prior to the date of this Information Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

None of the proposed directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder making a decision about whether to vote for the proposed director.

Meeting Attendance

The Board and Audit & Risk Committee meet a minimum of four times a year.  The Compensation Committee, the Corporate Governance & Nominating Committee, Technical Committee and Environmental and Social Responsibility Committee meet at least once per year and as frequently as required.

The following table shows the meeting attendance records from May 1, 2023, to April 30, 2024, for board meetings and committee meetings:

Meetings
Director Name	Board [1]	Audit and Risk Committee [2]	Compensation Committee[3]	Corporate Governance & Nominating Committee[4]	Technical Committee[5]	Environmental and Social Responsibility Committee[6]
Craig Parry [1,5]	5 of 6	N/A	N/A	N/A	4 of 4	N/A
Michael Konnert [1]	6 of 6	N/A	N/A	N/A	N/A	N/A
Simon Cmrlec 1, [2], [3], [4], 5, 6	5 of 6	3 of 4	2 of 2	1 of 1	4 of 4	0 of 0
Harry Pokrandt 1, [2], [3], 4	6 of 6	4 of 4	2 of 2	2 of 2	N/A	N/A
David Cobbold 1, [2], [3], 4, 6	6 of 6	4 of 4	2 of 2	2 of 2	N/A	0 of 0
Eduardo Luna [1], 5, 6	2 of 3	0 of 0	N/A	N/A	N/A	0 of 0
Suki Gill [1], [2]	0 of 0	0 of 0	N/A	N/A	N/A	N/A

1 The Board meetings were held on May 18, 2023, July 19, 2023, September 7, 2023, December 7, 2023, March 12, 2024 and March 22, 2024.  Craig Parry is the Chairperson.  An In-Camera session is held at the end of each meeting with only independent directors in attendance.  Mr. Luna and Mr. Parry were unable to attend the meeting held on March 22, 2024, only scheduled two-weeks prior to the meeting, due to conflicts in their schedules.  This meeting was to review the Vizsla Royalties spin-out transaction and Mr. Parry and Mr. Luna were provided updates separately prior to the meeting.

2 There were four Audit Committee meetings held on July 19, 2023, September 7, 2023, December 7, 2023 and March 12, 2024.  The current members are Suki Gill (Chair), Harry Pokrandt and David Cobbold.  Simon Cmrlec served as a member from May 1, 2023 to April 1, 2024.

3 The Compensation Committee met on May 18, 2023 and April 29, 2024.  It is comprised of two members: David Cobbold and Harry Pokrandt.  David Cobbold has been Chair since April 1, 2024 and Simon Cmrlec served as Chair and a Member from May 1, 2023 to April 1, 2024.

4 The Corporate Governance & Nominating Committee is comprised of two members: Harry Pokrandt, and David Cobbold.  David Cobbold is the Chair.  Simon Cmrlec served as a Member from May 1, 2023 to April 1, 2024.  The Corporate Governance & Nominating Committee held meetings on February 14, 2024 and April 10, 2024.

5 The Technical Committee is comprised of two members: Eduardo Luna (Chair) and Craig Parry.  Meetings were held May 2, 2022, July 27, 2022, September 1, 2022, November 24, 2022, and March 1, 2023.  During the period May 1, 2023 to April 1, 2024, Simon Cmrlec was Chair and Craig Parry was a member.  Eduardo Luna replaced Simon Cmrlec and was appointed Chair.

6 The Environmental and Social Responsibility Committee was formed in December 2023 and the current members are Simon Cmrlec (Chair), Eduardo Luna, David Cobbold, Mahesh Liyanage (CFO), Ana Victoria (Environmental Manager Mexico).

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101, Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the "Guidelines") adopted in National Policy 58-201.  These Guidelines are not prescriptive but have been used by Vizsla Silver in adopting its corporate governance practices.  The Company's approach to corporate governance is set out below.

Governance Highlights

Governance Element	Vizsla Silver Current Practice
Board size	Seven directors
Board independence	Five directors are independent
Independent committees

Audit and Risk Committee (fully independent)

Compensation Committee (fully independent)

Corporate Governance & Nominating Committee (fully independent)

Technical Committee (fully independent)

Environmental and Social Responsibility Committee

Independent board and committee meetings	Unless otherwise determined by the Board, independent directors hold in-camera sessions at the conclusion of all regularly scheduled Board and committee meetings
Voting standard for board elections	Annually by a majority of votes cast.
Majority voting policy	Yes
Annual board assessments	Yes

The Board is responsible for corporate governance and establishes the overall policies and standards of the Company.  In addition to these meetings, the directors are kept informed of the Company's operations through discussions with management.

The Company has adopted comprehensive corporate governance policies, mandates, and charters that can be found by visiting the Corporate Governance Page on the Company's website.

Board Mandate

The Directors are responsible for fostering the short and long-term success of the Company and is accountable to the Company's shareholders.  The Directors are also responsible for the management and supervising management of the Company's business and affairs.  The Board has adopted a Board Mandate that can be accessed by visiting the Corporate Governance Page on the Company's website.  The Board Mandate requires compliance from each Director including, but not limited to, managing the affairs of the Board that include delegating certain of its authorities, including spending authorization to management and by reserving certain powers to itself, overseeing management and succession planning, adopting and reviewing a strategic planning process for the Company, approving annual budgets, overseeing the integrity of the Company's internal financial controls; and identifying the principal risks and opportunities of the Company's business and ensuring the implementation of appropriate systems to manage these risks.

Code of Business Conduct and Ethics

The Board has adopted the Code of Business Conduct and Ethics (the "Code") for the Company's employees, directors, officers and consultants that can be accessed by visiting the Corporate Governance Page on the Company's website.

The Code is designed to deter wrongdoings and to promote honest and ethical conduct, the avoidance of conflicts of interest, accurate and timely disclosure, compliance with applicable governmental laws, rules and regulations and the prompt internal reporting to an appropriate person(s) of violations of this Code.

The Board delegates the communication of the Code to employees, officers and consultants who will be expected to encourage and promote a culture of ethical business conduct.

Anti-Bribery and Anti-Corruption Policy

The Anti-Bribery and Anti-Corruption Policy, adopted by the Board on April 29, 2022, can be accessed by visiting the Corporate Governance Page on the Company's website.

The Anti-Bribery and Anti-Corruption Policy's purpose is to set out the Company's responsibilities, and those working for it, in observing and upholding the Anti-Bribery and Anti-Corruption Policy on bribery and corruption, and provide guidance to those working for it on how to recognize and deal with bribery and corruption issues.

Clawback Policy

The Clawback Policy, adopted by the Board on December 15, 2023, can be accessed by visiting the Corporate Governance Page on the Company's website.

The Clawback Policy lays out guidelines for the Company to recover from each executive officer all incentive-based compensation that they received during the period due to the error in calculating Financial Reporting Measures that resulted in the restatement.

Disclosure and Insider Policy

The Disclosure and Insider Policy, adopted by the Board on December 15, 2023, can be accessed by visiting the Corporate Governance Page on the Company's website.

The Disclosure and Insider Policy's purpose is to ensure that the Company meets its obligations under the provisions of securities laws and stock exchange rules by establishing a process for the timely disclosure of all Material Information, ensuring that all persons understand their obligations to preserve the confidentiality of Undisclosed Material Information and ensuring that all appropriate parties who have Undisclosed Material Information are aware that they are prohibited from Insider Trading and Tipping under applicable law and stock exchange rules.

Environmental and Climate Change Policy

The Environmental and Climate Change Policy, adopted by the Board on December 15, 2023, can be accessed by visiting the Corporate Governance Page on the Company's website.

The Company is committed to responsible mining through environmental care and strive to be trustworthy stewards of the local environment.  The Company recognizes the tangible and immediate challenges posed by climate change to both the environment and human well-being. In response to these challenges, the Company is committed to assessing opportunities to reduce its own greenhouse gas emissions.  In alignment with the International Finance Corporation's (IFC) Performance Standards on Environmental and Social Sustainability1, the Company recognizes the importance of biodiversity conservation and sustainable environmental practices in all our operations, and, in particular, where it applies to (i) habitat of significant importance to critically endangered and/or endangered species; (ii) habitat of significant importance to endemic and/or restricted-range species; (iii) habitat supporting globally significant concentrations of migratory species and/or congregatory species; (iv) highly threatened and/or unique ecosystems; and/or (v) areas associated with key evolutionary processes. Vizsla Silver considers habitat loss, degradation and fragmentation, invasive alien species, overexploitation, hydrological changes, nutrient loading, and pollution when evaluating our biodiversity impacts.

Health and Safety Policy

The Health and Safety Policy, adopted by the Board on December 15, 2023, can be accessed by visiting the Corporate Governance Page on the Company's website.

The Health and Safety Policy's purpose is to capture the Company's overall commitment to ensuring the well-being of its workforce.

Human Rights Policy

The Human Rights Policy, adopted by the Board on December 15, 2023, can be accessed by visiting the Corporate Governance Page on the Company's website.

The Company supports human rights and inclusion that aligns with all internationally recognized human rights referred to in the International Bill of Human Rights2 and the International Labour Organization Declaration on Fundamental Principles and Rights at Work3.

_________________________________________________
1 International Finance Entity (IFC), Performance Standard 3, Performance Standards on Environmental and Social Sustainability, January 1, 2012.

2 United Nations (UN), International Bill of Human Rights, December 1948.

3 International Labour Organization (ILO), ILO Declaration on Fundamental Principles and Rights at Work 2022.

Supplier Code of Conduct

The Supplier Code of Conduct, adopted by the Board on December 15, 2023, can be accessed by visiting the Corporate Governance Page on the Company's website.

The Supplier Code of Conduct's purpose is to outline the Company's standards and expectations for its suppliers to ensure they align with the Company's values and principles.

Waste Management Policy

The Waste Management Policy, adopted by the Board on December 15, 2023, can be accessed by visiting the Corporate Governance Page on the Company's website.

The Waste Management Policy's purpose is to outline the Company's commitment to reducing waste, recycling and managing waste materials in an environmentally responsible manner.

Water Management Policy

The Water Management Policy, adopted by the Board on December 15, 2023, can be accessed by visiting the Corporate Governance Page on the Company's website.

The Water Management Policy's purpose is to outline the Company's commitment to sustainable and responsible water use throughout its operations.

Whistleblower Policy

The Whistleblower Policy, adopted by the Board on April 29, 2022, can be accessed by visiting the Corporate Governance Page on the Company's website.

The Whistleblower Policy's purpose is to provide employees, officers, directors and consultants of the Company with a system whereby they can disclose any knowledge of actual or intended misconduct which may be unethical, illegal or fraudulent, and to provide employees, officers, directors and consultants of the Company who provide such disclosure, and are acting in good faith, and on the basis of reasonable belief, with protection from any form of retaliation or threat of retaliation when they do provide such disclosure.

In-Camera Sessions

The independent directors meet with the non-independent directors and management at regularly scheduled Board meetings. They can also choose to meet in-camera (privately) at any Board meeting or can hold a separate meeting of only independent directors. In addition, the Audit Committee holds in-camera sessions with the auditors or amongst themselves at each Board meeting, and other Board committees hold in-camera sessions as required.

Composition and Independence of the Board

Management is nominating seven individuals to the Board of whom are current directors of Vizsla Silver.

The Guidelines suggest that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as "independent" directors under NI 52-110, which provides that a director is independent if he or she has no direct or indirect "material relationship" with Vizsla Silver.  The "material relationship" is defined as a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director's independent judgement.

The independent nominees are Mr. Craig Parry, Mr. Harry Pokrandt, Mr. David Cobbold, Mr. Eduardo Luna and Ms. Suki Gill.  The non-independent nominees are Michael Konnert, the Company's President and Chief Executive Officer, and Simon Cmrlec, the Company's Chief Operating Officer.

Orientation and Continuing Education

The Board of Directors provides an overview of the Company's business activities, systems, and business plan to all new directors. New director candidates have free access to any of the Company's records, employees, or senior management in order to conduct their own due diligence and will be briefed on the strategic plans-, short-, medium- and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing policies of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of Directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

When directorships become vacant, or it is anticipated that they will be vacated, the Corporate Governance and Nominating Committee is responsible for identifying and recommending suitable candidates to be directors to the Board.  Merit, performance, experience, and diversity are the foremost criteria considered when new directors are considered for appointment to the Board.

Assessments

The Corporate Governance and Nominating Committee annually reviews the performance and effectiveness of the Board as well as the effectiveness and performance of any committees.  Effectiveness is subjectively measured by comparing actual corporate results with stated objectives.

Other Directorships

The following directors of Vizsla Silver are also directors of other reporting issuers:

Name of Director	Names of Other Reporting Issuers	Exchange	Director Since
Michael Konnert	Summa Silver Corp. Vizsla Copper Corp.	TSX-V TSX-V	August 10, 2020 May 13, 2021
Craig Parry	Skeena Resources Limited Outback Goldfields Corp. Gold Bull Resources Corp. Vizsla Copper Corp.	TSX, NYSE TSX-V, OTCQB TSX-V, OTCQB TSX-V	December 15, 2016 January 29, 2019 June 29, 2020 May 13, 2021
Simon Cmrlec	Vizsla Copper Corp.	TSX-V	May 13, 2021
Harry Pokrandt	Baltic Acquisition Corp.	TSX-V	December 9, 2019
David Cobbold	Angus Gold Inc.	TSX-V	June 30, 2021
Eduardo Luna	Rochester Resources Ltd. Coeur Mining Inc.	TSX-V NYSE	November 2, 2007 February 9, 2018
Suki Gill	Skeena Resources Limited	TSX, NYSE	January 10, 2020

Director Time Commitments

The Company believes that directors serving on other issuers' boards provides robust insight and experience that director nominees accumulate and can apply in service of their role on the Vizsla Silver board. Additionally, the talent pool for experienced directors deepens with fewer restrictions on other board commitments. This is balanced by considerations of director nominees' time commitments.

Craig Parry is the CEO of Vizsla Copper, and serves on four other boards, including Vizsla Silver. Since each of these companies are Venture-listed issuers whose time commitments are typically seen to be less rigorous than larger companies, and combined with Mr. Parry's extensive track record, experience and immense contributions to the Vizsla Silver board, the Company has made the consideration and determined that it has no concerns with Mr. Parry's outside board commitments

Board Interlocking Relationships

Michael Konnert and Simon Cmrlec are executives of the Company and serve as directors of Vizsla Copper. Craig Parry is the Executive Chair and CEO of Vizsla Copper and the Independent Chair of Vizsla Silver. The Company is satisfied that no conflicts of interest exist in these interlocking relationships as it relates to Vizsla Silver, since Mr. Parry is in a position of executive authority on both boards, as Chairman of each issuer. Further, the board's independence is safeguarded by the Audit and Risk Committee and Corporate Governance & Nominating Committee, which are fully independent, and of neither of which have Mr. Parry as a member.

Board Responsiveness

At the Company's 2023 annual general and special meeting of shareholders, the election of director nominee Harry Pokrandt received lower support than the other directors' elections, with 74.8% of shares cast in favour. The Company understands the lower support level to be related to a report from a proxy advisory firm recommending subscribers withhold support from Mr. Pokrandt due to his number of board roles while serving as the CEO of Baltic Acquisition Corp. Institutional shareholder vote disclosures also suggest this to be the cause of Mr. Pokrandt's support level.

Since the 2023 shareholder meeting, Mr. Pokrandt is no longer a public company executive and serves on only one other public company board, at Spectrum Energy. The Company is satisfied that this remedies the concerns of both proxy advisory firms and institutional shareholders.

Other Board Committees

The Board established five committees.  These include an Audit and Risk Committee ("Audit and Risk Committee"), a Compensation Committee ("Compensation Committee"), a Corporate Governance and Nominating Committee ("CGNC"), a Environmental and Social Responsibility Committee ("ESR") and a Technical Committee ("Technical Committee").

Audit and Risk Committee

Composition

The Audit and Risk Committee is fully independent and consists of the following three members; Ms. Suki Gill (Chair), who joined the Audit and Risk Committee on June 3, 2024, Mr. David Cobbold and Mr. Harry Pokrandt.

Charter

NI 52-110 requires the Audit and Risk Committee of the Board to meet certain requirements. Details regarding the Audit and Risk Committee and its mandate are disclosed in the Company's Audit and Risk Committee Charter, the text of which is included as Schedule "A" to the Company's Annual Information Form dated July 18, 2024, ("AIF"), a copy of which is available on SEDAR+ at www.sedarplus.ca or by visiting the Corporate Governance Page on the Company's website.

Compensation Committee

Composition

The Compensation Committee is fully independent and consists of the following two members; Mr. David Cobbold (Chair) and Mr. Harry Pokrandt.

Charter

The Compensation Committee's Charter that can be accessed by visiting the Corporate Governance Page on the Company's website.

The Compensation Committee is responsible for assisting the Board in discharging the Board's oversight responsibilities relating to the attraction, compensation, evaluation, and retention of key senior executive officers with the skills and expertise needed to enable the Company to achieve its goals and strategies at fair and competitive compensation and appropriate performance incentives.  The Compensation Committee shall to the best of its ability, knowledge and acting reasonably, meet all applicable legal, regulatory, and listing requirements, including, without limitation, those of any stock exchange on which the Company's shares are listed, the Canada Business Corporations Act and all applicable securities regulatory authorities.

Corporate Governance & Nominating Committee

Composition

The Corporate Governance and Nominating Committee is fully independent and consists of the following two members; Mr. David Cobbold (Chair) and Harry Pokrandt.

Charter

The Corporate Governance and Nominating Committee's Charter that can be accessed by visiting the Corporate Governance Page on the Company's website.

The Corporate Governance and Nominating Committee is responsible for assisting the Board in fulfilling its corporate governance responsibilities. The overall purpose of the Corporate Governance and Nominating Committee is (i) to oversee the development framework of rules and practices for the Company's approach to matters of corporate governance, (ii) assess the directors on an on-going basis, and (iii) to identify and propose new qualified nominees to the Board and to review and make recommendations to the Board as to all such matters.

Environmental and Social Responsibility Committee

Composition

The Environmental and Social Responsibility Committee, established on December 15, 2023, consists of the following members; Mr. Simon Cmrlec (Chair), Mr. David Cobbold, Mr. Eduardo Luna, Mahesh Liyanage, the Company's CFO and Ana Meza, the Company's Environmental Manager, Mexico.

Charter

The Environmental and Social Responsibility Committee's Charter that can be accessed by visiting the Corporate Governance Page on the Company's website.

The Environmental and Social Responsibility Committee is responsible for developing and implementing ESG policies and guidelines for the Company, identifying and assessing ESG related risks and opportunities that can impact the business, overseeing the collection, analysis and reporting ESG related data and metrics to internal and external stakeholders and providing clear and transparent communications to the Board about the Company's ESG efforts, performance and any emerging issues or trends.

Technical Committee

Composition

The Technical Committee, established on April 29, 2022, is fully independent and consists of the following two members; Mr. Eduardo Luna (Chair) and Mr. Craig Parry.

Charter

The Technical Committee's Charter that can be accessed by visiting the Corporate Governance Page on the Company's website.

The Technical Committee is responsible for reviewing the technical disclosure in all significant news releases, reviewing the assumptions and methodology of the Company's mineral resources estimates, mineral reserves estimates and various other technical studies.

APPOINTMENT OF AUDITOR

Management of the Vizsla Silver intends to nominate MNP LLP, Chartered Accountants, of Vancouver, British Columbia, for appointment as auditor of Vizsla Silver.  Proxies given pursuant to this solicitation will, on any poll, be voted as directed and, if there is no direction, for the appointment of MNP LLP, as the auditor of Vizsla Silver to hold office for the ensuing year with remuneration to be fixed by the directors.

Appointment of Auditor Resolution

At the Meeting, the shareholders will be asked to consider and, if deemed appropriate, to pass the following ordinary resolution, with or without variation (the "Appointment of Auditor Resolution"):

BE IT RESOLVED, as an ordinary resolution of the shareholders of the Company, that MNP LLP, Chartered Accountants, be appointed as the auditors of Vizsla Silver Corp., and the board of Directors of the Company are hereby authorized to fix the remuneration of MNP LLP, Chartered Accountants.

An ordinary resolution is a resolution passed at the Meeting by a simple majority of the votes cast by shareholders voting Common Shares at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT EACH SHAREHOLDER VOTE "FOR" THE APPOINTMENT OF AUDITOR RESOLUTION. Unless otherwise indicated, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by such Proxy, properly executed, FOR the Appointment of Auditor Resolution.

CONFIRMING OMNIBUS EQUITY INCENTIVE COMPENSATION PLAN

Vizsla Silver is seeking shareholder approval of its omnibus equity incentive compensation plan (the "Equity Compensation Plan") which was originally adopted by the Board of directors (the "Board") on September 7, 2022 and amended on June 3, 2024, and last approved by shareholders on November 1, 2023.  On June 3, 2024, the Board amended Section 7.4 "Other Restrictions" of the Equity Compensation Plan by including the following Section:

"Restricted Share Units granted to outside directors vest, (a) at the election of an outside director at the time the award is granted, within a minimum of one (1) year to a maximum of three (3) years following the grant date, as such outside director may elect, and (b) if no election is made, upon the earlier of a Change of Control (as such term is defined in the Restricted Share Units Plan) or, subject to a minimum of one (1) year, his or her resignation from the Board."

The Equity Compensation Plan consists of a "rolling up to 10% plan for stock options and a fixed plan up to 8% for RSUs, DSUs and/or PSUs.  The maximum number of Common Shares issuable under the Equity Compensation Plan, shall not exceed 10% of the Common Shares outstanding from time to time in each of the Rolling Plan and the Fixed Other Equity Plan with the current fixed amount being 12,390,000.

As of the date of this Information Circular, under the Equity Compensation Plan, in Vizsla Silver's 10% Rolling Plan, there are currently 22,201,522 stock options outstanding representing 9.16% of the current outstanding Common Shares and Vizsla Silver was eligible to grant up to 2,038,555 options.  In Vizsla Silver's 8% Fixed Other Equity Plan, there are currently 1,705,760 RSUs outstanding representing 0.70% of the current outstanding Common Shares and Vizsla Silver was eligible to grant up to 10,684,240 RSUs.

The TSXV requires that the Equity Compensation Plan be confirmed by shareholders at each annual general meeting of the Company.  Accordingly, Vizsla Silver is seeking ratification and approval of the Equity Compensation Plan by the shareholders.

The purpose of the Equity Compensation Plan is to provide Vizsla Silver with a share-related mechanism to attract, retain and motivate qualified Executives, Employees and Consultants, to incent such individuals to contribute toward the long-term goals of Vizsla Silver, and to encourage such individuals to acquire Shares of Vizsla Silver as long term investments.

Below is a summary of the material terms of the accepted Equity Compensation Plan. For the purposes of the description of the Equity Compensation Plan below, unless otherwise defined herein, capitalized terms shall have the meaning ascribed thereto in Equity Compensation Plan.

Below is a summary of the material terms of the approved Equity Compensation Plan. For the purposes of the description of the Equity Compensation Plan below, unless otherwise defined herein, capitalized terms shall have the meaning ascribed thereto in the Equity Compensation Plan. A copy of the Equity Compensation Plan will be available for review at the office of Vizsla Silver, located at Suite 700, 1090 West Georgia Street, Vancouver, British Columbia, during normal business hours up to and including the date of the Meeting.

Terms of the Equity Compensation Plan

1. Only a Director, Officer, Employee, Management Company Employee or Consultant of Vizsla Silver or of any of its subsidiaries (the "Participant") is eligible to participate in the Equity Compensation Plan. Except in relation to Consultant Companies, Awards may be granted only to an individual or to a Company that is wholly owned by individuals eligible to receive Awards.

2. The Equity Compensation Plan is a "rolling up to 10% and fixed up to 8%" Security Based Compensation, as defined in Policy 4.4 - Security Based Compensation of the TSXV. The Equity Compensation Plan is a: (a) "rolling" plan pursuant to which the number of Shares that are issuable pursuant to the exercise of Options granted under the Equity Compensation Plan, and the Prior Plan, shall not exceed 10% of the Issued Shares of Vizsla Silver as at the date of any Option grant, and (b) "fixed" plan under which the number of Shares that are issuable pursuant to all Awards other than Options granted under the Equity Compensation Plan and under any other Security Based Compensation Plan of Vizsla Silver, in aggregate is a maximum of 8% of the Issued Shares as at the Effective Date (which number is 12,390,000) and in each case, subject to adjustment as provided in the Equity Compensation Plan.

3.  The Committee shall have full and exclusive discretionary power to interpret the terms and the intent of the Equity Compensation Plan and any Award Agreement or other agreement ancillary to or in connection with the Equity Compensation Plan, to determine eligibility for Awards, and to adopt such rules, regulations, and guidelines for administering the Equity Compensation Plan as the Committee may deem necessary or proper.

4. Unless Vizsla Silver has obtained the requisite disinterested shareholder approval pursuant to Policy 4.4, the maximum aggregate number of Shares that are issuable pursuant to all Security Based Compensation granted or issued in any 12 month period to any one Person must not exceed 5% of the Issued Shares, calculated as at the date any Security Based Compensation is granted or issued to the Person, except as expressly permitted and accepted by the Exchange for filing under Part 6 of Policy 4.4 shall not be included in calculating this 5% limit.

5. The maximum aggregate number of Shares that are issuable pursuant to all Security Based Compensation granted or issued in any 12 month period to any one Consultant must not exceed 2% of the Issued Shares, calculated as at the date any Security Based Compensation is granted or issued to the Consultant, except that securities that are expressly permitted and accepted for filing under Part 6 of Policy 4.4 shall not be included in calculating this 2% limit.

6. The maximum aggregate number of Shares that are issuable pursuant to all Options granted in any 12-month period to all Investor Relations Service Providers in aggregate shall not exceed 2% of the Issued Shares, calculated as at the date any Option is granted to any such Investor Relations Service Provider.

7. All Awards and Shares issuable thereunder are subject to any applicable resale restrictions under Securities Laws and the Exchange Hold Period (as defined in the policies of the TSXV) and shall have affixed thereto any legends required under Securities Laws and the policies of the Exchange.

8. Notwithstanding the expiry date, redemption date or settlement date of any Award, such expiry date, redemption date or settlement date, as applicable, of the Award shall be extended to the tenth business day following the last day of a Blackout Period if the expiry date would otherwise occur in a Blackout Period.

9. Options can be exercisable for a maximum of 10 years from the date of grant, subject to extension where the expiry date falls within a Blackout Period.

10. Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the duration of the Option, the number of Shares to which the Option pertains, the conditions upon which an Option shall become vested and exercisable, and any such other provisions as the Committee shall determine.

11. The Option Price for each grant of an Option under the Equity Compensation Plan shall be determined by the Committee and shall be specified in the Award Agreement. The minimum exercise price of an Option shall not be less than the Discounted Market Price (as defined in the policies of the TSXV), provided that, if Vizsla Silver does not issue a news release to announce the grant and the exercise price of an Option, the Discounted Market Price is the last closing price of the Shares before the date of grant of the Option less the applicable discount.

12. If a Participant dies while an Employee, Director of, or Consultant to, Vizsla Silver or an Affiliate then the right to exercise such Options terminates on the earlier of: (i) the date that is 12 months after the Termination Date; and (ii) the date on which the exercise period of the particular Option expires. Any Options held by the Participant that are not yet vested at the Termination Date immediately expire and are cancelled and forfeited to Vizsla Silver on the Termination Date.

13. Except as may otherwise be set out in a Participant's employment agreement (which shall have paramountcy), where a Participant's employment or term of office or engagement terminates (for any reason other than death (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice)) then (i) any Options held by the Participant that are exercisable at the Termination Date continue to be exercisable by the Participant until the earlier of: (A) the date that is three months after the Termination Date; and (B) the date on which the exercise period of the particular Option expires; and (ii) any Options held by the Participant that are not yet vested at the Termination Date immediately expire and are cancelled and forfeited to Vizsla Silver on the Termination Date,

14. Each Restricted Share Unit grant shall be evidenced by an Award Agreement that shall specify the Period(s) of Restriction, the number of Restricted Share Units granted, the settlement date for Restricted Share Units, and any such other provisions as the Committee shall determine, provided that no Restricted Share Unit shall vest (i) earlier than one year, or (ii) later than three years, after the date of grant, except that the Committee may in its sole discretion accelerate the vesting for a Participant who dies or who ceases to be an eligible Participant under the Equity Compensation Plan in connection with a Change of Control. Restricted Share Units granted to outside directors vest, (a) at the election of an outside director at the time the award is granted, within a minimum of one (1) year to a maximum of three (3) years following the grant date, as such outside director may elect, and (b) if no election is made, upon the earlier of a Change of Control (as such term is defined in the Restricted Share Units Plan) or, subject to a minimum of one (1) year, his or her resignation from the Board."

15. If a Participant dies while an Employee, Director of, or Consultant to, Vizsla Silver or an Affiliate then (i) any Restricted Share Units held by the Participant that have not vested as at the Termination Date shall vest immediately; and (ii) any Restricted Share Units held by the Participant that have vested as at the Termination Date shall be paid to the Participant's estate in accordance with the terms of the Equity Compensation Plan and Award Agreement.

16. Unless determined otherwise by the Committee, or as may otherwise be set out in a Participant's employment agreement (which shall have paramountcy), where a Participant's employment or term of office or engagement terminates for any reason other than death (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice), then any Restricted Share Units held by the Participant that have vested before the Termination Date shall be paid to the Participant, and any Restricted Share Units held by the Participant that are not yet vested at the Termination Date will be immediately cancelled and forfeited to Vizsla Silver on the Termination Date.

17. Each Participant designated eligible to receive a Deferred Share Unit shall receive notice in writing from the Committee of the designation. At least ten days prior to the commencement of a particular year, a designated Participant may enter into a DSU Agreement with Vizsla Silver in respect of such upcoming year to cause the Participant to receive a portion of their cash remuneration payable for services to be provided during the particular year in the form of Deferred Share Units.

18. No amount may be received in respect of a Deferred Share Unit until after the Termination Date of the Participant.  If the Termination Date of a Participant occurs as a result of a termination of a Participant for Cause, all outstanding Deferred Share Units credited to such DSU Account (whether or not vested) shall be forfeited and cancelled immediately, and the Participant shall have no entitlement to receive any payment in respect of such forfeited Deferred Share Units, by way of damages, pay in lieu of notice or otherwise.  If the Termination Date of a Participant occurs as a result of the death of a Participant, all Deferred Share Units credited to such Participant's DSU Account at such time that have not yet vested pursuant to the terms of the Equity Compensation Plan shall be deemed to vest in the moment immediately prior to the Participant's death. As soon as reasonably practicable after the Termination Date of a Participant for a reason other than Cause, or as the Participant may elect under the Equity Compensation Plan, and in any event, no later than December 15 of the first calendar year commencing after the Termination Date Vizsla Silver shall redeem and fully settle each Deferred Share Unit in respect of which all vesting and other conditions to redemption and settlement have been met, deemed to have been met or waived by the Committee on or before the Termination Date.  If the Termination Date of a Participant occurs for a reason other than Cause, except as otherwise provided in the Equity Compensation Plan, after the Termination Date, the Participant (or their estate) may elect up to three separate Redemption Dates as of which either a portion (specified in whole percentages) or all of the value of the Participant's Deferred Share Units shall be redeemed and settled, by filing with Vizsla Silver, following such Participant's Termination Date, in the form and manner specified by the Committee up to three irrevocable written elections, provided that the elected Redemption Dates are no later than December 15 of the first calendar year commencing after the Participant's Termination Date.  Notwithstanding the foregoing, Vizsla Silver shall have the ability to require the Participant to hold any Shares received pursuant to such redeemed Deferred Share Units for a specified period of time.

19. Deferred Share Units elected to be received by a designated Participant pursuant to the Equity Compensation Plan shall be credited to the designated Participant's DSU Account as of the applicable Conversion Date. The number of Deferred Share Units (including fractional Deferred Share Units) to be credited to a designated Participant's DSU Account as of a particular Conversion Date pursuant to the Equity Compensation Plan shall be determined by dividing the relevant portion of that designated Participant's cash remuneration for the applicable period to be satisfied by Deferred Share Units by the Fair Market Value of a Share on the particular Conversion Date.

20. Vizsla Silver or a related corporation shall keep or cause to be kept a DSU Account which records, at all times, the number of Deferred Share Units standing to the credit of the Participant including any vesting conditions associated therewith. Absent manifest error such DSU Account shall be considered conclusively determinative of all information contained therein. Deferred Share Units that fail to vest in a Participant or that are redeemed and paid out in accordance with this Plan shall be cancelled and shall cease to be recorded in the Participant's DSU Account as of the date on which such Deferred Share Units are forfeited or cancelled under the Plan or are redeemed and paid out, as the case may be. At least annually, Vizsla Silver shall provide or cause to be provided to each designated Participant a written confirmation of the balance in the designated Participant's DSU Account.

21. The Compensation Committee (the "Committee"), at any time and from time to time, may grant Performance Share Units to Participants in such amounts and upon such terms as the Committee shall determine, provided that, no Performance Share Units shall vest earlier than one year after the date of grant, except that the Committee may in its sole discretion accelerate the vesting required for a Participant who dies or who ceases to be an eligible Participant under the Equity Compensation Plan in connection with a Change of Control.

22. Each Performance Share Unit shall give the Participant the right to receive a Share or a cash payment in an amount equal to the FMV of a Share at the end of the applicable Performance Period, subject to the terms, vesting criteria and Performance Goals of the relevant Performance Share Unit as established by the Committee and as set forth in the Award Agreement.

23. Subject to the terms of the Equity Compensation Plan and the applicable Award Agreement, if Performance Share Unit (including a Performance Share Unit credited as a Dividend Equivalent Right) become vested and the applicable Performance Goals have been met on or before the end of the Performance Period, such Performance Share Units ("Vested PSUs") shall be settled as soon as reasonably practicable following the end of the applicable Performance Period and, in any event, notwithstanding any other provision of this Plan, no payment, whether in cash or Shares, shall be made in respect of the settlement of any Vested PSU on a date that is later than December 31 of the calendar year which is three years following the end of the year (or first of the years) in which the Participant performed the services to which the Award Agreement relates. Unless the Award Agreement specifies otherwise, Vizsla Silver shall settle each Vested PSU then being settled by means of:

(a)  a cash payment equal to the FMV on the Vesting Date of a Share;

(b)  the issuance of a Share from treasury; or

(c)  if more than one Vested PSU is being settled, a combination of cash under (a) and Shares under (b),

24.  If a Participant dies while an Employee, Director of, or Consultant to, Vizsla Silver or an Affiliate, then (i) the number of Performance Share Units held by the Participant that have not vested shall be adjusted as set out in the applicable Award Agreement (the "Deemed Awards"); (ii) any Deemed Awards shall vest immediately; (iii) any Performance Share Units held by the Participant that have vested shall be paid to the Participant's estate in accordance with the terms of the Equity Compensation Plan and Award Agreement; and (iv) any settlement or redemption of any Performance Share Units shall occur within one year following the Termination Date.

25. Unless determined otherwise by the Committee, or as may otherwise be set out in a Participant's employment agreement (which shall have paramountcy), where a Participant's employment or term of office or engagement terminates for any reason other than death (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice), then (i) any Performance Share Units held by the Participant that have vested before the Termination Date shall be paid to the Participant in accordance with the terms of the Equity Compensation Plan and Award Agreement; (ii) any Performance Share Units held by the Participant that are not yet vested at the Termination Date will be immediately cancelled and forfeited to Vizsla Silver on the Termination Date; and (iii) any settlement or redemption of any Performance Share Units shall occur within one year following the Termination Date.

26. Subject to the provisions of Equity Compensation Plan or the Award Agreement, in the event of a Change of Control, the Committee shall have the discretion to unilaterally determine that all outstanding Awards shall be cancelled upon a Change of Control, and that the value of such Awards, as determined by the Committee in accordance with the terms of the Equity Compensation Plan and the Award Agreements, shall be paid out in cash in an amount based on the Change of Control Price within a reasonable time subsequent to the Change of Control, subject to the approval of the Exchange.

27. Restricted Share Units, Performance Share Units and Deferred Share Units are not Shares and a grant of Restricted Share Units, Performance Share Unit or Deferred Share Unit will not entitle a Participant to any shareholder rights, including, without limitation, voting rights, dividend entitlement or rights on liquidation.

28. Subject to certain exceptions set out in the Equity Compensation Plan, and as otherwise provided by law, or Exchange rules, the Committee or Board may, at any time and from time to time, alter, amend, modify, suspend or terminate the Equity Compensation Plan or any Award in whole or in part without notice to, or approval from, shareholders, including, but not limited to for the purposes of: (i) making any amendments not inconsistent with the Equity Compensation Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, it may be expedient to make, including amendments that are desirable as a result of changes in law or as a "housekeeping" matter; or (ii) making such changes or corrections which are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

A copy of the Equity Compensation Plan will be available for review at the office of Vizsla Silver, located at Suite 700, 1090 West Georgia Street, Vancouver, British Columbia, during normal business hours up to and including the date of the Meeting.

Equity Compensation Plan Resolution

At the Meeting, the shareholders will be asked to consider and, if deemed appropriate, to pass the following ordinary resolution, with or without variation (the "Omnibus Equity Incentive Compensation Plan Resolution"):

BE IT RESOLVED, as an ordinary resolution of the shareholders of Vizsla Silver, that:

1. The Omnibus Equity Incentive Compensation Plan is authorized, approved, and confirmed.

2. Any one director or officer of Vizsla Silver, signing alone, be authorized to execute and deliver all such documents and instruments and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof.

An ordinary resolution is a resolution passed at the Meeting by a simple majority of the votes cast by shareholders voting Common Shares at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS THAT EACH SHAREHOLDER VOTE "FOR" THE OMNIBUS EQUITY INCENTIVE COMPENSATION PLAN RESOLUTION. Unless otherwise indicated, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by such Proxy, properly executed, FOR the Omnibus Equity Incentive Compensation Plan Resolution.

STATEMENT OF EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers" or "NEOs") as follows:

a) a Chief Executive Officer ("CEO");

b) a Chief Financial Officer ("CFO");

c) each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

d) each individual who would be an NEO but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

In respect of the Company's year ended April 30, 2024, the Company is naming five NEOs.

Name	Position
Michael Konnert	President, CEO and Director
Mahesh Liyanage	CFO
Martin Dupuis	Former COO[1]
Michael Pettingell	SVP, Business Development and Strategy
Jesus Velador	VP, Exploration

 1 Martin Dupuis was COO until January 30, 2024.

Compensation Governance

The Company has a fully-independent Compensation Committee comprised of two members (David Cobbold - Chair, and Harry Pokrandt).  All Compensation Committee members are current or former directors and officers of various publicly traded companies during the course of which they have reviewed and analyzed compensation levels and structures for both the Company's board of directors ("Board") and management. This provides them with the necessary experience to enable them to make decisions on the suitability of the Company's compensation practices and policies during the most recent fiscal year.

The Compensation Committee main duties and responsibilities are to review and approve compensation packages for senior executive officers, review the corporate goals and objectives relevant to senior executive officers and evaluate the performance of senior executive officers.  Complete details of the Compensation Committee's duties and responsibilities can be read in the Compensation Committee Charter located on the corporate governance page of our website.

Executive Compensation Philosophy & Objectives

The goal of the executive compensation philosophy at Vizsla Silver is to attract, motivate, retain, and reward a knowledgeable and driven management team and to encourage them to attain and exceed performance expectations.

Vizsla Silver's compensation practices are based on a pay-for-performance philosophy in which assessment of performance is based on the Company's financial and operational performance as well as individual contributions.

The compensation program is designed to reward each executive based on corporate and individual performance and is also designed to incentivize such executives to drive the organization's growth in a sustainable and prudent way.

The following key principles guide the Company's overall compensation philosophy:

• Attract, retain, motivate, and engage high-calibre talent whose expertise, skills and performance are critical to the Company's success;

• Align employee interests with the business objectives of the Company;

• Focus employees on the key business factors that will drive shareholder value;

• Align compensation with Vizsla Silver's corporate strategy and financial interests as well as the long-term interests of Vizsla Silver shareholders; and

• Compensation should be fair and reasonable to shareholders and be set with reference to the local market and similar positions in comparable companies.

Since 2021, the Company, through the Compensation Committee, has engaged multiple independent compensation advisors and since 2023, it has been engaged with GGA Resources Inc. ("GGA"), a leading independent compensation advisor with significant global executive and director compensation experience, to evaluate and provide recommendations on formalizing Vizsla Silver's executive and director compensation programs to ensure competitiveness against a defined "Peer Group" (as detailed below) and within the overall mining marketplace.  This included the analysis and development of the Company's Peer Group and evaluation of total direct compensation (Base Salary plus Short-Term Incentive and Long-Term Incentive) levels along with Short and Long-Term Incentive design practices relative to the competitive market. The Company's Peer Group will be reviewed periodically to generally ensure it remains aligned with the current size and scope of the Company's operations and is based on companies that generally meet the following criteria:

• Companies with a similar Market Cap range between 0.25x and 4x the size of Vizsla;

• Companies operating within the same industry segment as Vizsla (i.e., Silver, Gold, or other precious metals);

• Companies who are in the exploration and/or construction phase looking to secure additional financing;

• Companies with a similar business strategy and scope of operations to Vizsla; and

• Publicly traded companies on major Canadian exchanges.

The Company's current Peer Group consists of the following companies:

AbraSilver Resource Corp.	Bear Creek Mining Corp.	GoGold Resources Inc.	Prime Mining Corp.
Americas Gold and Silver Corporation	Bluestone Resources Inc.	New Pacific Metals Corp.	Probe Metals Inc.
Ascot Resources Ltd.	Discovery Silver Corp.	Orezon Gold Corp.	Silvercrest Metals Inc.
Aya Gold & Silver Inc.	Foran Mining Corp.	Perpetua Resources Corp.	Skeena Resources Ltd.

The Compensation Committee is required to pre-approve any compensation related engagements by GGA. Although management of the Company may work with GGA on compensation specifics, GGA reports directly to the Compensation Committee in all engagements undertaken. The Company incurred the following fees for GGA's work over the past two years:

	FY Ended April 30, 2024	FY Ended April 30, 2023
Executive Compensation-Related Fees	$26,517	$41,526
All Other Fees	-	-
TOTAL	$26,517	$41,526

Executive Compensation

Elements of Executive Compensation Program

During the fiscal year ended April 30, 2024, the Company's executive compensation program was comprised of four (4) components:

a. Base Salary;

b. Performance Bonuses (Short-Term Incentive);

c. Long-Term Incentive (Stock Options & Restricted Share Units); and

d. Employee Benefits.

Compensation Component	Description	Form of Compensation
Base salary or consulting fee

This is an annual fixed fee paid to each individual.  The criteria for determining the amount are based on, first and foremost, attracting and retaining highly talented and experienced individuals.  The second is based on the market for similar jobs in similar locations and thirdly, the experience, skills and responsibility of each individual is considered.

Fixed (Paid in Cash)
Performance Bonuses

Bonuses are a variable component of compensation and are designed to award NEOs for maximizing performance against corporate and individual objectives. Bonus opportunity levels will vary by employee level, role and responsibilities and be reflective of market practice for similar roles at organizations of a similar size, scope, and complexity. The bonus is reflective of each individual's performance and determined by the Compensation Committee and approved by the Board with payouts typically made in cash on annual basis.

Variable (Paid in Cash)
Long-Term Incentive - LTIP (Stock Options & Restricted Share Units)

Long-Term Incentive is a variable component of compensation and links pay to the longer-term performance of Company shares. LTIP is intended to be granted annually with the ability realize long-term value when superior share price performance is achieved for the Company's shareholders. LTIP grant levels will vary by employee level, role and responsibilities and be reflective of market practice for similar roles at organizations of a similar size, scope, and complexity.

Stock Options are granted to executives to reward and incentivize them to continue to achieve success and create shareholder value for the Company as they only are of value if the Company's underlying share price appreciates above the exercise price they are granted at.  When stock options are granted, they have an expiry term of no more than five years with vesting terms typically of two years or more.

Restricted Share Units ("RSUs") are also granted to executives to reward and incentivize them to continue to achieve success and create shareholder value for the Company.  The RSUs start to vest after one year and fully vest over a period of three years.

Variable (Settled in Equity)
Employee Benefits

Participation in the Company's employee group benefits plans is provided to each executive, where needed, but excludes any formal pension plan. The primary purposes of providing benefits to executives is to attract and retain the talent required to operate and manage the Company.

Overall, employee benefits are designed to not make-up a large portion of an executive's total compensation package but be competitive overall with equivalent positions in the mining industry of similar size and scope.

Fixed (Settled as part of payroll)

Base Salary

In determining the annual base salary, the Board, with the recommendation of the Compensation Committee, considered the following factors:

• Current competitive market and economic conditions;

• Compensation levels within the peer group;

• Company performance as compared with the peer group; and

• Particular skills of each NEO, such as leadership ability, management effectiveness, experience, technical skill and knowledge, responsibility and proven or expected performance of the particular individual.

The annual base salaries for NEOs were as follows:

Named Executive Officer and Position	2024 Base Salary	2023 Base Salary	% Change Year-over- Year [1]
Michael Konnert, President, CEO & Director	$375,000	$350,000	7.14%
Mahesh Liyanage, CFO	$220,000	$220,000	0.00%
Martin Dupuis, Former COO [2]	$275,000	$250,000	10.00%
Michael Pettingell, SVP Business Development and Strategy [3]	$240,000	$195,000	23.08%
Jesus Velador, VP, Exploration [4]	$227,500	$227,500	0.00%

1 Year-over-year change reflects the underlying peer group salary data for comparable roles, the material increases of the Company's market capitalization, the desire to retain the team responsible for the operational advances that were largely responsible for the increase in the Company's market capitalization, to reflect the significant achievements in advancing and expanding the Panuco-Copala Project through acquisition of El Richard - San Enrique and La Garra claims between 2023 and 2024, as well as the spin out of Vizsla Royalties Corp.

2 Represents the annualized base salary for Martin Dupuis, who was Vice President of Technical Services from January 28, 2021, and was promoted to COO May 1, 2022. He was no longer with the Company from January 30, 2024, and his actual salary reflected in the Summary Compensation Table has been pro-rated for this term.

3 Michael Pettingell was appointed Vice President of Business Development and Strategy on July 27, 2021.  He was not a Vizsla Silver NEO in fiscal 2021.  He became Senior Vice President of Business Development and Strategy on January 27, 2023.

4 Jesus Velador was appointed VP, Exploration May 5, 2022.

Performance Bonuses

The performance bonuses are payable in cash, and the amount payable is based on the Compensation Committee's assessment of performance against pre-established objectives and targets. While the objectives are largely tied to Company results, the specific metrics and performance expectations are tailored to each executive to ensure an appropriate line-of-sight between the results achieved and the performance bonus payout earned.

The table below summarizes the performance bonus as a percentage of the base salary established by the Compensation Committee after May 1st of every year.  The bonuses are arrived at based on the overall performance of the Company, the individual's performance, the increase of the market capitalization, the success of the drilling programs and the significant achievements in advancing and expanding the Panuco-Copala Project through acquisition of El Richard - San Enrique and La Garra claims between 2023 and 2024, as well as the spin out of Vizsla Royalties Corp.

Named Executive Officer and Position	Actual Performance Bonus (% of Base Salary)	Actual Performance Bonus ($)
Michael Konnert, President, CEO & Director	103.13%	$412,500
Mahesh Liyanage, CFO	81.38%	$179,025
Martin Dupuis, Former COO	28.98%	$79,688
Michael Pettingell, SVP Business Development and Strategy	67.36%	$161,672
Jesus Velador, VP, Exploration	45.31%	$103,080

Long-Term Incentives

The Company has been providing for equity participation in the Company through its Omnibus Equity Incentive Plan (the "Equity Plan") which was adopted by the Board on September 7, 2022, and approved by Shareholders on December 8, 2022.  The Equity Plan replaced the existing Stock Option Plan that was in place since 2018. The Equity Plan includes a "rolling up to 10%" stock option plan to issue stock options ("Stock Options") and a "fixed up to 8%" other equity plan.  Other equity available to issue are Restricted Share Units ("RSUs"), Performance Share Units ("PSUs") and Deferred Share Units ("DSUs") (together "Awards").  The Equity Plan can be found on the Company's Corporate Governance page on the website or under the Company's profile on SEDAR+ or EDGAR.

The purpose of the Equity Plan is to incentivize officers, directors, employees, consultants, and advisors of the Company to achieve objectives of the Company and to attract, motivate and retain the critical employees to drive the business success of the Company.

As of April 30, 2024, there were 232,642,035 Shares issued and outstanding, an aggregate of 15,437,163 warrants outstanding, 18,803,722 stock options outstanding and an aggregate of 1,044,073 RSUs issued. There were 4,460,482 stock options available to issue and an aggregate of 11,345,929 RSUs, PSUs or DSUs available to issue.

Terms of the Omnibus Equity Incentive Compensation Plan

The Equity Plan is a "rolling up to 10% and fixed up to 8%" Security Based Compensation Plan, as defined in Policy 4.4 - Security Based Compensation of the TSXV. The Equity Plan is a: (a) "rolling" plan pursuant to which the number of Shares that are issuable pursuant to the exercise of Options granted hereunder, and under the Prior Stock Option Plan, shall not exceed 10% of the Issued Shares of the Company as at the date of any Stock Option grant, and (b) "fixed" plan under which the number of Shares of the Company that are issuable pursuant to all Awards other than Stock Options granted hereunder and under any other Security Based Compensation Plan of the Company, in aggregate is a maximum of 8% of the Issued Shares of the Company.

Unless the Company has obtained the requisite disinterested shareholder approval, the maximum aggregate number of Shares of the Company that are issuable pursuant to all Stock Options and Awards granted or issued in any 12-month period to any one Person must not exceed 5% of the Issued Shares of the Company, calculated as at the date any Stock Option or Award is granted or issued to the Person.

The Equity Plan is subject to the following provisions:

  the Equity Plan is administered by the Compensation Committee and Board;
  Stock Options or Awards shall not entitle a participant to any shareholder rights (including, without limitation, voting rights, dividend entitlement or rights on liquidation) until such time as underlying Shares are issued to such Participant; other than an accrual of Dividend Equivalents accepted by the Exchange;
  all Stock Options and Awards are non-assignable and non-transferable;
  the maximum aggregate number of Shares of the Company that are issuable pursuant to all Stock Options or Awards granted or issued in any 12-month period to any one Consultant shall not exceed 2% of the Issued Shares of the Company, calculated as at the date any Stock Option or Award is granted or issued to the Consultant;
  Investor Relations Service Providers can only receive Stock Options and cannot receive RSUs, DSUs or PSUs;

  if a participant's heirs or administrators are entitled to any portion of an outstanding Stock Option or Award, the period in which they can make such claim shall not exceed one year from the participant's death; and
  any Stock Option or Award granted or issued to any participant who is a Director, Officer, Employee, Consultant or Management Company Employee shall expire in accordance with the provisions of the Equity Plan, but in any event, within a reasonable period, not exceeding 12 months, following the date the participant ceases to be an eligible participant under the Equity Plan.

Additional Terms for Stock Options

The Stock Option Price for each grant of a Stock Option under this Equity Plan shall be determined by the Compensation Committee and shall be specified in the Award Agreement. The minimum exercise price of an Option shall not be less than the Discounted Market Price (as defined in the policies of the TSXV), provided that, if the Company does not issue a news release to announce the grant and the exercise price of a Stock Option, the Discounted Market Price is the last closing price of the Shares before the date of grant of the Stock Option less the applicable discount. A minimum exercise price cannot be established unless the Options are allocated to particular Persons.

The following provisions apply to all Stock Option grants:

  Stock Options can be exercisable for a maximum of 10 years from the date of grant;
  the maximum aggregate number of Shares of the Company that are issuable pursuant to all Stock Options granted in any 12-month period to all Investor Relations Service Providers in aggregate shall not exceed 2% of the Issued Shares of the Company, calculated as at the date any Stock Option is granted to any such Investor Relations Service Provider; and
  disinterested Shareholder approval shall be obtained for any reduction in the exercise price of a Stock Option, or the extension of the term of a Stock Option, if the participant is an Insider of the Company at the time of the proposed amendment.

Additional Terms for RSUs

The Compensation Committee, at any time and from time to time, may grant RSUs to participants in such amounts and upon such terms as the Compensation Committee shall determine.

When and if RSUs become vested, such RSUs ("Vested RSUs") shall be settled as soon as reasonably practicable following the vesting Date and, in any event, notwithstanding any other provision of the Equity Plan, no payment, whether in cash or Shares, shall be made in respect of the settlement of any Vested RSU on a date that is later than December 31 of the calendar year which is three years following the end of the year (or first of the years) in which the participant performed the services to which the award agreement relates.  Unless the award agreement specifies otherwise, the Company shall settle each Vested RSU then being settled by means of either a cash payment equal to the FMV on the Vesting Date of a Share or the issuance of a Share from treasury or a combination of both subject to any tax withholding obligations.

Additional Terms for DSUs

The Compensation Committee, at any time and from time to time, may; (i) designate participants who may receive DSUs under the Equity Plan, (ii) fix the number of DSUs, if any, which may be granted to a particular participant, and (iii) determine any other terms and conditions applicable to the grant of DSUs.

The Committee shall only designate participants who are directors, officers or employees of the Company or a corporation related to the Company and as soon as reasonably practicable after designating a participant as eligible to receive DSUs, the Compensation Committee shall provide such designated participant notice in writing of the designation.

At least ten (10) days prior to the commencement of a particular year, a designated participant may enter into an agreement (a "DSU Agreement") with the Company in respect of such upcoming year to cause the participant to receive a portion of their cash remuneration payable for services to be provided during the particular year in the form of DSUs.

A DSU Agreement made with the Company in respect to a particular year is irrevocable, except if a designated participant has entered into a prior DSU Agreement in respect of an upcoming year (which has not yet commenced) and the designated participant and the Company enter into a subsequent DSU Agreement in respect of the upcoming year in the form, in which case, the prior DSU Agreement shall be rescinded in respect of the upcoming year (or years) only and such upcoming year (or years) shall instead be subject to the subsequent DSU Agreement.

DSUs elected to be received by a designated participant shall be credited as of the applicable conversion Date. The number of DSUs (including fractional DSUs) to be credited to a designated participant shall be determined by dividing the relevant portion of that designated participant's cash remuneration for the applicable period to be satisfied by DSUs by the Fair Market Value of a Share on the particular Conversion Date.

No amount may be received in respect of a DSU until after the termination date of the participant. "Termination Date" means the earliest to occur of the following dates (each a "Termination Event"):

a. the date of the Participant's death;

b. the date on which a Participant ceases to hold any position as a director, officer or Employee with the Corporation or any related entity, and, for greater certainty, shall not be before the time of the Participant's retirement from, or loss of, such office or employment with the Corporation or any related entity under applicable law.

Termination Event for Cause - If the Termination Date of a participant occurs as a result of a termination of a participant for Cause, all outstanding DSUs, whether vested or not vested, shall be forfeited, and cancelled immediately, and the participant shall have no entitlement to receive any payment in respect of such forfeited DSUs, by way of damages, pay in lieu of notice or otherwise.

Termination Event otherwise than for Cause - If the Termination Date of a participant occurs as a result of the death of a participant, all DSUs at such time that have not yet vested shall be deemed to vest in the moment immediately prior to the participant's death. As soon as reasonably practicable after the Termination Date of a participant for a reason other than Cause, or as the participant may elect, and in any event, no later than December 15 of the first calendar year commencing after the Termination Date the Company shall redeem and fully settle each DSU in respect of which all vesting and other conditions to redemption and settlement have been met, deemed to have been met or waived by the Compensation Committee on or before the Termination Date (such settlement date being a "Redemption Date").

If the Termination Date of a participant occurs for a reason other than Cause after the Termination Date, the participant (or their estate) may elect up to three separate Redemption Dates as of which either a portion (specified in whole percentages) or all of the value of the participant's DSUs shall be redeemed and settled, by filing with the Company, following such participant's Termination Date, in the form and manner specified by the Compensation Committee up to three irrevocable written elections, provided that the elected Redemption Dates are no later than December 15 of the first calendar year commencing after the participant's Termination Date.

Additional Terms for PSUs

The Compensation Committee, at any time and from time to time, may grant PSUs to participants in such amounts and upon such terms as the Compensation Committee shall determine, provided that, no PSUs shall vest earlier than one year after the date of grant or later than three years after the date of grant, except that the Compensation Committee may in its sole discretion accelerate the vesting of shares for a Person who dies or who ceases to be an eligible participant under the plan in connection with a Change of Control.

Each PSU shall give the participant the right to receive a Share or a cash payment in an amount equal to the FMV of a Share at the end of the applicable Performance Period, subject to the terms, vesting criteria and Performance Goals of the relevant PSU as established by the Compensation Committee and set forth in the Award Agreement. The Compensation Committee shall have the sole discretion to decide whether PSUs are settled in cash, Shares, or a combination thereof.

If PSUs become vested and the applicable Performance Goals have been met on or before the end of the Performance Period, such Performance Share Units ("Vested PSUs") shall be settled as soon as reasonably practicable following the end of the applicable Performance Period and no payment, whether in cash or Shares, shall be made in respect of the settlement of any Vested PSU on a date that is later than December 31 of the calendar year which is three years following the end of the year (or first of the years) in which the participant performed the services to which the award agreement relates. Unless the award agreement specifies otherwise, the Company shall settle each Vested PSU then being settled by means of a cash payment equal to the FMV on the Vesting Date of a Share or the issuance of a Share from treasury or a combination of cash and Shares as determined by the Compensation Committee at its sole discretion and subject to any tax withholding.

If a participant dies while an Employee, Director of, or Consultant to, the Company, the number of PSUs held by the participant that have not vested shall be adjusted as set out in the applicable award agreement.  Any Deemed Awards shall be deemed to vest in the moment immediately prior to the death of the participant.  The Performance Period in respect of any Performance Share Units held by the Participant that have vested at the time of shall be deemed to end immediately upon the Death of the Participant and shall be paid to the participant's estate in accordance with the award agreement and any settlement or redemption of any PSUs shall occur within one year following the Termination Date.  Such participant's eligibility to receive further grants of PSUs under the Equity Plan ceases as of the Termination Date.

Termination other than Death - Unless determined otherwise by the Compensation Committee, or as may otherwise be set out in a participant's employment agreement, where a participant's employment or term of office or engagement terminates for any reason other than death (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice), then the Performance Period in respect of any PSUs held by the participant that have vested before the Termination Date shall be deemed to end immediately upon the Termination Date of the participant and shall be paid to the participant in accordance with the terms of the Equity Plan and award agreement, and any PSUs held by the participant that are not yet vested at the Termination Date will be immediately cancelled and forfeited to the Company on the Termination Date.  The eligibility of a participant to receive further grants under the Equity Plan ceases as of the date that the Company provides notice, and any PSUs shall occur within one year following the Termination Date.

Long-Term Incentive Grants in Fiscal Year Ended April 30, 2024

The following table outlines each of the equity incentive grants made to NEOs in 2024. These grants were arrived at based on the overall performance of the Company, the individual's performance, the increase of the market capitalization, the success of the drilling programs, the significant achievements in advancing and expanding the Panuco-Copala Project through multiple acquisitions between 2023 and 2024, as well as the spin out of Vizsla Royalties Corp.

Named Executive Officer and Position	Stock Options (Options)			Restricted Share Units (RSU's)
	Date of Grant	Number of Options Granted	Exercise Price	Date of Grant	Number of RSUs Granted	Price of RSUs
Michael Konnert President, CEO & Director	19-May-2023[1]	1,000,000	$1.60	-	-	-
Mahesh Liyanage CFO	19-May-2023[1]	350,000	$1.60	-	-	-
Martin Dupuis Former COO	19-May-2023[1]	450,000	$1.60	-	-	-
Michael Pettingell SVP Business Development and Strategy	19-May-2023[1]	290,000	$1.60	-	-	-
Jesus Velador VP, Exploration	19-May-2023[1]	290,000	$1.60	-	-	-

1 These options will expire May 19, 2028, and vest over 24 months.

The Board has adopted a Disclosure & Insider Trading Policy which includes the prohibition of hedging and derivative trading for members of the Board and senior management of the Company. During 2024, no NEO or Director, directly or indirectly, purchased any financial instruments or employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

The Compensation Committee considered the implications of the risks associated with the Company's compensation policies and practices and concluded that, given the nature of the Company's business and the role of the Compensation Committee in overseeing the Company's executive compensation practices, the compensation policies and practices do not serve to encourage any Named Executive Officer to take inappropriate or excessive risks, and no risks were identified arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Employee Pension, Benefits and Perquisites

Employees of the Corporation, including Named Executives, are entitled to participate in a corporate benefits program, including medical, dental, disability and life insurance in line with organizations of a similar size. The Company does not believe that perquisites and benefits should represent a significant portion of the compensation package for Named Executive Officers.

The Company does not have any pension, retirement, defined benefit, defined contribution, or deferred compensation plans that provides for payments or benefits to its Directors and NEOs in connection with retirement and none are proposed at this time.

Performance Graph

The following graph compares the Company's cumulative total Shareholder return ("TSR") over the five most recently completed financial years ending April 30, 2024. It portrays the five-year growth of $100 invested in the common shares of Vizsla from October 4, 2018, to April 30, 2024, compared to $100 invested in the S&P/TSX Composite Total Return Index, and S&P/TSX Global Mining Index for the same period.

Date	TSR	S&P/TSX Global Mining Index	S&P/TSX Composite Total Return Index	TSX Venture Composite Index
Oct-2018	100	100	100	100
Apr-2019	93	111	106	87
Oct-2019	260	114	107	77
Apr-2020	280	122	97	67
Oct-2020	927	140	104	97
Apr-2021	1,247	161	130	136
Oct-2021	1,727	146	144	135
Apr-2022	1,373	174	144	116
Oct-2022	1,047	137	137	85
Apr-2023	1,300	171	148	87
Oct-2024	953	155	138	73
Apr-2024	1,187	177	161	82

From the time that the Company was listed on the TSXV on September 26, 2017, Vizsla Silver's share price increased 1,000% to 1,700%, outperforming the S&P/TSX Global Mining Index, and the S&P/TSX Composite Total Return Index. This exceptional share-price performance demonstrates the strategic value and commitment by the Executives in creating long-term shareholder value while advancing the Panuco-Copala Project in an optimal manner. From April 2023 to October 2023, the Company's TSR experienced a downward fluctuation due to overall global market trends affecting all industries including mining beyond the control of the Company and its Executives. However, from October 2023 to April 2024, the Company's TSR rebounded, aligning with the general market trend.

The Company's executive compensation is based on several factors including, but not limited to, the demand for and supply of skilled professionals in the resource industry generally, individual performance, the Company's performance, and other factors. The trading price of the common shares on the TSXV and the NYSE is subject to fluctuation based on several factors, many of which are beyond the control of the Company and its Executives. These include, among other things, market perception of the Company's ability to achieve planned growth or results, trading volume in the Company's common shares, and changes in general conditions in the economy and financial markets. That being said, a significant portion of the NEO's total compensation has been tied to equity-based awards through stock options which are considered at-risk and long-term performance-based. It also means that the compensation realized by NEOs is greatly tied to the performance of Vizsla Silver shares for Company shareholders.

Summary Compensation Table for NEOs

The following table is a summary of compensation paid to the Named Executive Officers in respect of the Company's financial years ended April 30, 2024, 2023 and 2022.

Name and Position	Year	Salary, consulting fee, retainer, or commission ($)	Bonus [7] ($)	Share based awards [8] ($)	Pension value ($)	Option based awards [6] ($)	Value of all other compensation ($)	Total compensation ($)
Michael Konnert[1] President, CEO & Director	2024	375,000	412,500	127,735	-	1,160,668	-	2,075,903
	2023	350,000	300,000	33,650	-	610,650	-	1,294,300
	2022	350,000	350,000	-	-	2,880,117	-	3,580,117
Mahesh Liyanage[2] CFO	2024	220,000	179,025	37,469	-	489,403	-	925,897
	2023	219,996	150,000	9,871	-	396,923	-	776,789
	2022	131,500	127,500	-	-	966,300	-	1,225,300
Martin Dupuis[3] Former COO	2024	193,750	79,688	-	-	589,758	475,000[3]	1,338,196
	2023	250,000	210,500	25,638	-	506,858	-	992,996
	2022	211,000	158,400	-	-	600,070	-	969,470
Michael Pettingell[4] SVP Business Development and Strategy	2024	240,000	161,672	438,951	-	60,096	-	900,719
	2023	191,250	150,000	15,831	-	470,213	-	827,294
	2022	180,123	100,800	-	-	490,310	-	771,233
Jesus Velador[5] VP, Exploration	2024	227,500	103,080	371,330	-	89,111	-	791,021
	2023	283,441	75,000	23,475	-	445,823	17,000	844,738
	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A

1 Michael Konnert was appointed President and CEO and elected as a Director on September 26, 2017, the date of Incorporation. He receives no form of Director compensation given his role as an officer of the Company.

2 Mahesh Liyanage was appointed CFO on December 1, 2020.

3 Martin Dupuis was appointed VP of Technical Services on January 28, 2021, and promoted to COO on May 1, 2022. He was no longer with the Company from Jan 30, 2024. The $475,000 is a cash severance payment.

4 Michael Pettingell is not considered a NEO but earned more than $150,000 during the year ended April 30, 2024. He was appointed VP of Business Development and Strategy on July 27, 2021, and was promoted to SVP of Business Development and Strategy on January 27, 2023.

5 Jesus Velador is not considered a NEO but earned more than $150,000 during the year ended April 30, 2024.  He was appointed VP Exploration on May 5, 2022.

6 Option-based awards are valued using the Black-Scholes option pricing model, which is in accordance with IFRS, for consistency with the accounting valuation. For option-based awards, the fair value of the awards at the grant date reflects the number of options awarded multiplied by the accounting fair value price.

The 2022 option award included the incremental share-based compensation amount recognized from the Arrangement with Vizsla Copper on September 20, 2021. The Black-Scholes value is calculated as part of a requirement by IFRS to fair value the options at the time of the grant.  It is not the determining factor when granting stock options.  The stock options are granted based on the performance and retention of key individuals.

	2024	2023	2022
Exercise price	$1.36 to $1.74	$1.60 to $1.74	$2.22 to $2.25
Risk free rate	3.29% to 3.99%	2.89% to 3.31%	0.79% to 1.65%
Volatility estimate	63% to 96.24%	101.32%	100% to 104%
Expected life	2 to 5 years	5 years	5 years
Dividend rate	-	-	-
Per option value	$0.54 to $1.43	$1.22 to $1.47	$1.67 to $1.86

7 For Non-Equity incentive plans described, the Company only provided Annual incentive plans in the form of cash bonuses.  The Company did not have any Long-term non-equity compensation.

8 Share Based Awards displays the fair value, recognized on April 30, 2024, of the RSUs that were awarded in February 2023 and April 2024.

Outstanding Share-Based Awards and Option-Based Awards

The following table displays all awards outstanding for each NEO at the end of April 30, 2024.

Name	Option-Based Awards				Share-Based Awards
	# of securities underlying unexercised options	Option exercise price	Option expiry date	Value of unexercised in- the-money options [1]	# of shares or units that have not vested	Market or payout value of share-based awards that have not vested [2]	Market or payout value of vested share-based awards not paid out or distributed
Michael Konnert President, CEO & Director	450,000 450,000 350,000 323,000 1,000,000 500,000 500,000 1,000,000	$0.66 $0.76 $2.07 $1.44 $2.22 $2.25 $1.60 $1.60	30-Dec-2024 29-Jun-2025 6-Aug-2025 17-Feb-2026 22-Jun-2026 24-Sep-2026 10-Feb-2028 19-May-28	$504,000 $459,500 - $109,820 - - $90,000 $180,000	- - - - - - 159,091 -	- - - - - - $254,546 -	- - - - - - - -
Mahesh Liyanage CFO	100,000 200,000 225,000 240,000 325,000 350,000	$1.40 $1.44 $2.22 $2.25 $1.60 $1.60	1-Dec-2025 17-Feb-2026 22-Jun-2026 24-Sep-2026 10-Feb-2028 19-May-28	$38,000 $68,000 - - $58,500 $63,000	- - - - 31,113 -	- - - - $49,781 -	- - - - - -
Martin Dupuis Former COO	- - - - - -	$1.69 $1.44 $2.22 $2.25 $1.74 $1.60	27-Aug-2025 17-Feb-2026 22-Jun-2026 24-Sep-2026 02-Jun-2027 10-Feb-2028	- - - - - -	- - - - - -	- - - - - -	- - - - - -
Michael Pettingell SVP Business Development and Strategy	220,000 120,000 50,000 325,000 290,000	$2.34 $2.25 $1.74 $1.60 $1.60	12-Jul-2026 24-Sep-2026 02-Jun-2027 10-Feb-2028 19-May-2028	- - $2,000 $58,500 $52,200	- - - 49,901 -	- - - $79,842 -	- - - - -
Jesus Velador VP, Exploration	200,000 125,000 290,000	$1.74 $1.60 $1.60	02-Jun-2027 10-Feb-2028 19-May-2028	$16,800 $8,750 $52,200	- 73,994 -	- $118,390 -	- - -

1 Represents the difference between the market value of the Common Shares underlying the options on April 30, 2024 (based on $1.978 closing price of the Common Shares on the TSX-V on that date).
2 Represents the price of $1.60 per RSU used at the time of the grant.

Value Vested or Earned During the Year Ended April 30, 2024

Name	Option-Based Awards - Value vested during the year[1]	Share-Based Awards - Value vested during the year	Non-Equity Incentive Plan Compensation - Value earned during the year
Michael Konnert President, CEO & Director	$34,000	$84,848	-
Mahesh Liyanage CFO	$17,900	$24,886	-
Martin Dupuis Former COO	-	-	-
Michael Pettingell SVP Business Development and Strategy	$17,060	$39,915	-
Jesus Velador VP, Exploration	$13,110	$59,186	-

1 Represents the dollar value, by which the value of Common Shares exceeded the exercise price on the day the options vested, that would have been realized if the options had been exercised on the vesting date based on the closing price of the Common Shares on the TSXV less the exercise price of the options.

During the year ended April 30, 2024, 585,000 options were exercised by NEOs with weighted average exercise price of $1.59 for proceeds of $928,750, and 785,000 options were canceled.

Termination and Change of Control Benefits

In the event that any NEO is terminated for cause, they are not entitled to any additional payments.

In the event that any NEO is terminated by Vizsla without cause, the executive resigns with Good Cause, or if the Executive's employment is terminated following a Change of Control, the Executive may be eligible for certain entitlements as described below.

On termination without cause, resignation for Good Cause, or following a Change of Control, each NEO shall be paid severance consisting of a specified number of months of:

  current salary

  continuation of health benefits, and

  highest monthly short term incentive amount from the three preceding years;

The NEO shall also be entitled to receive the highest monthly short-term incentive amount received in the three preceding years, prorated for months worked during the year up to the termination date.

In the event of a Change of Control, Options that are outstanding at the time of the occurrence of such event shall become immediately vested and fully exercisable. In the case of equity issued through RSUs, all RSUs at the time of termination following a Change of Control shall become vested RSUs and each participant shall be entitled to payouts in accordance with the terms of the Equity Plan.

For clarity:

  "Good Cause" means the resignation, other than on a purely voluntary basis, as a result of the occurrence of one or more of the following events without the NEO's consent: constructive dismissal, a significant reduction of compensation, title, or role, relocation of more than 100 kilometers, or a material reduction in the NEO's responsibilities.

  "Change of Control" means a) the acquisition of 50% of Vizsla's common shares by a person or a group of persons acting jointly or in concert, b) the removal, or failure to elect 50% or more of the members of the Board who were nominated by the Company's Board at the nearest Annual General Meeting, or c) the sale of substantially all the assets of the Company.

Name	Without Cause or For Good Cause	Following a Change of Control
Michael Konnert President, CEO & Director	18 months	36 months
Mahesh Liyanage CFO	12 months	24 months
Martin Dupuis Former COO	12 months	24 months
Michael Pettingell SVP Business Development and Strategy	3 months	12 months
Jesus Velador, VP, Exploration	1 month	-

The table below summarizes the estimated incremental payments related to termination scenarios under each Senior Executive Agreement assuming the events occurred on April 30, 2024.

Name	Type of Termination	Base Salary ($)	Performance Bonus ($) [1]	Other ($)	Total ($)
Michael Konnert President, CEO & Director	Without Cause or for Good Cause	600,000	600,000	-	1,200,000
	Following a Change of Control	1,200,000	1,200,000	-	2,400,000
Mahesh Liyanage CFO	Without Cause or for Good Cause	220,000	N/A	-	220,000
	Following a Change of Control	440,000	N/A	-	440,000
Martin Dupuis Former COO	Without Cause or for Good Cause	275,000	N/A	-	275,000
	Following a Change of Control	550,000	N/A	-	550,000
Michael Pettingell SVP Business Development and Strategy	Without Cause or for Good Cause	60,000	N/A	-	60,000
	Following a Change of Control	240,000	N/A	-	240,000
Jesus Velador, VP, Exploration	Without Cause or for Good Cause	18,958	N/A	-	18,958
	Following a Change of Control	-	-	-	0

1 NEOs are entitled to receive a short-term incentive amount, prorated for months worked during the year up to the termination date.  As this amount would vary depending on the time of year that the termination of employment was to occur, an estimate of that amount it is not included in the above figure.

Director Compensation

Cash Retainers

Outlined in the table below is a summary of the cash retainers approved by the Board for 2023 and 2024. Considering the results of benchmarking analysis by GGA, the Board approved adjustments for 2023 to position director compensation more competitively within the peer group and reflect the evolution of Vizsla as a company which has increased the roles and responsibilities of Board members. Cash retainers are payable in cash on a quarterly basis.

Director Compensation	2024		2023
	Chair Annual Retainer	Member Annual Retainer	Chair Annual Retainer	Member Annual Retainer
Board of Directors	$100,000	$50,000	$100,000	$50,000
Audit and Risk Committee	-	-	-	-
Compensation Committee	-	-	-	-
Technical Committee	-	-	-	-
Corporate Governance & Nominating	-	-	-	-

Equity Compensation

The Non-Executive Directors of the Company are primarily compensated by way of stock options, RSUs and directors' fees.

The following table outlines the value of equity compensation granted to Non-Executive Directors in the form of stock options during the Fiscal Year Ended April 30, 2024.

Director	Date of Grant	Number of Options Granted	Exercise Price
Craig Parry	19-May-2023[1]	200,000	$1.60
Simon Cmrlec	19-May-2023[1]	175,000	$1.60
Harry Pokrandt	19-May-2023[1]	110,000	$1.60
David Cobbold	19-May-2023[1]	100,000	$1.60
Eduardo Luna	15-Nov-2023[2]	200,000	$1.36

1 These options expire on May 19, 2028, and vest over 24 months.

2 These options expire on November 15, 2028, and vest over 24 months.

No RSUs were granted to Non-Executive Directors during the Fiscal Year Ended April 30, 2024.

Summary Compensation Table for Directors

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who are Named Executive Officers) for the period ended April 30, 2024. For directors who are Named Executive Officers, see "Summary Compensation Table for NEOs" above.

Name	Year	Salary, consulting fee, retainer, or commission ($)	Bonus [8] ($)	Committee or meeting fees ($)	Pension value ($)	Option based awards[7] ($)	Share based awards[9] ($)	Value of all other compensation ($)	Total compensation ($)
Craig Parry[1]	2024	-	-	150,000	-	181,499	36,496	-	367,995
Simon Cmrlec[2]	2024	$31,250[2]	-	48,370	-	158,812	52,349[2]	-	290,781
Harry Pokrandt[3]	2024	-	-	50,000	-	111,040	24,331	-	185,371
David Cobbold[4]	2024	-	-	50,000	-	141,384	24,331	-	215,715

Name	Year	Salary, consulting fee, retainer, or commission ($)	Bonus [8] ($)	Committee or meeting fees ($)	Pension value ($)	Option based awards[7] ($)	Share based awards[9] ($)	Value of all other compensation ($)	Total compensation ($)
Eduardo Luna[5]	2024	-	-	22,917	-	113,429	-	-	136,346
Suki Gill[6]	2024	-	-	2,778	-	-	-	-	2,778

1 Craig Parry has been the Chairman since December 18, 2018.

2 Simon Cmrlec was an independent director from February 21, 2019 to April 1, 2024 until he was appointed COO.  The consulting fee paid to Mr. Cmrlec relates to his role as COO.

3 Harry Pokrandt has been an independent director since November 23, 2021.

4 David Cobbold has been an independent director since December 8, 2022.

5Eduardo Luna has been an independent director since November 15, 2023.

6Suki Gill has been an independent director since April 12, 2024.

7 Option-based awards are valued using the Black-Scholes option pricing model, which is in accordance with IFRS, for consistency with the accounting valuation. For option-based awards, the fair value of the awards at the grant date reflects the number of options awarded multiplied by the accounting fair value price.

2024
Exercise price	$1.36 to $1.74
Risk free rate	3.29% to 3.99%
Volatility estimate	63% to 96.24%
Expected life	2 to 5 years
Dividend rate	-
Per option value	$0.54 to $1.43

8 For Non-Equity incentive plans described, the Company only provided Annual incentive plans in the form of cash bonuses.  The Company did not have any Long-term non-equity compensation.

9 Share Based Awards displays the fair value, recognized at April 30, 2024, of the RSUs that were awarded in February 2023.

Outstanding Share-Based Awards and Option-Based Awards

The following table displays all awards outstanding for each Director at the end of April 30, 2024.

Name	Option-Based Awards				Share-Based Awards
	# of securities underlying unexercised options	Option exercise price	Option expiry date	Value of unexercised in-the-money options [1]	# of shares or units that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Craig Parry	325,000 250,000 325,000 310,000 240,000 200,000 600,000 240,000 200,000	$0.14 $0.16 $0.66 $0.76 $2.07 $1.44 $2.22 $2.25 $1.60	26-Feb-2029 12-Jun-2024 30-Dec-2024 29-Jun-2025 06-Aug-2025 17-Feb-2026 22-Jun-2026 24-Sep-2026 19-May-2023	$533,000 $405,000 $364,000 $316,200 - $68,000 - - $36,000	30,303	$48,485	-
Simon Cmrlec[3]	125,000 100,000 100,000 100,000 100,000 125,000 200,000 100,000 175,000	$0.14 $0.16 $0.66 $0.76 $2.07 $1.44 $2.22 $2.25 $1.60	26-Feb-2029 12-Jun-2024 30-Dec-2024 29-Jun-2025 06-Aug-2025 17-Feb-2026 22-Jun-2026 24-Sep-2026 19-May-2023	$205,000 $162,000 $112,000 $102,000 - $42,500 - - $31,500	20,202	$32,323	-

Name	Option-Based Awards				Share-Based Awards
	# of securities underlying unexercised options	Option exercise price	Option expiry date	Value of unexercised in-the-money options [1]	# of shares or units that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Harry Pokrandt	200,000 50,000 110,000	$2.45 $1.74 $1.60	01-Feb-2027 02-Jun-2027 19-May-2023	- $2,000 $19,800	20,202	$32,323	-
David Cobbold	100,000 100,000	$1.60 $1.60	10-Feb-2023 19-May-2023	$18,000 $18,000	20,202	$32,323	-
Eduardo Luna	200,000	$1.36	15-Nov-2023	$84,000	-	-	-

1 Represents the difference between the market value of the Common Shares underlying the options on April 30, 2024 (based on $1.78 closing price of the Common Shares on the TSXV on that date).

2 The Share-based Awards displays the value of the RSU's that were awarded in February 2023 priced at $1.65.

3 Simon Cmrlec has been an independent director since February 21, 2019, and was appointed COO from April 1, 2024. Simon was awarded 318,000 RSUs on April 1, 2024, related to his COO role. None of the RSUs has vested in fiscal year ended April 30, 2024.

Value Vested or Earned During the Year Ended April 30, 2024

Name	Option-Based Awards - Value vested during the year [1] $	Share-Based Awards - Value vested during the year $	Non-Equity Incentive Plan Compensation - Value earned during the year $
Craig Parry	2,800	24,243	-
Simon Cmrlec[2]	2,450	16,162	-
Harry Pokrandt	2,240	16,162	-
David Cobbold	5,400	16,162	-
Eduardo Luna	1,200	-	-

1 Represents the dollar value, by which the value of Common Shares exceeded the exercise price on the day the options vested, that would have been realized if the options had been exercised on the vesting date based on the closing price of the Common Shares on the TSX Venture Exchange less the exercise price of the options.
2 Simon Cmrlec has been an independent director since February 21, 2019, and was appointed COO from April 1, 2024. Simon was awarded 318,000 RSUs on April 1, 2024, related to his COO role. None of the RSUs has vested in fiscal year ended April 30, 2024.

No stock options were exercised during the year ended April 30, 2024, by the current Directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company's equity compensation plans under which Common Shares are authorized for issuance as at April 30, 2024, at which time there were 232,642,035 Common Shares issued and outstanding.

Equity Incentive Compensation Plan Categories [1]	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (#)
Stock Options[2] (approved by shareholders)	18,803,722	$1.66	4,460,482
RSUs, DSUs and PSUs[3] (approved by shareholders)	1,044,071	-	11,345,929
Equity compensation plans not approved by securityholders	-	-	-
Total	19,847,793	$1.66	15,806,411

1 The Equity Incentive Compensation Plan was approved by shareholders on November 1, 2023, authorizing the Company to issue stock options, restricted share units, deferred share units and performance share units.

2 The Company is authorized to issue stock options up to 10% of the issued and outstanding Common Shares.

3 The Company is authorized to issue, in aggregate, a maximum of 8% fixed (12,390,000) RSUs, DSU's and/or PSU's.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular and at all times since, no executive officer, director, employee or former executive officer, director or employee of Vizsla Silver or any of its subsidiaries is or has been indebted to Vizsla Silver, or any of its subsidiaries, nor are or have any of these individuals been indebted to another entity, which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Vizsla Silver, or its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of Vizsla Silver or any proposed nominee of management of Vizsla Silver for election as a director of Vizsla Silver, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company's last financial year in matters to be acted upon at the Meeting, other than the election of directors, the appointment of auditors and the confirmation of the Equity Compensation Plan and the ratification and approval of the Rights Plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of Vizsla Silver, proposed nominee for election as a director of Vizsla Silver, persons beneficially owning, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of Vizsla Silver nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which has or will materially affect Vizsla Silver, as disclosed in the Company's audited financial statements and Management's Discussion & Analysis for the last financial year.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of Vizsla Silver that are to any substantial degree performed by a person or company other than the directors or NEOs of Vizsla Silver.

ADDITIONAL INFORMATION

Additional information relating to Vizsla Silver including audited comparative financial statements and Management's Discussion and Analysis for the year ended April 30, 2024 is available on SEDAR+ and upon request from Vizsla Silver at Suite 1723, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1, telephone no.: 1-604-364-2215 or email: info@vizslasilver.ca. Copies of documents referred to above will be provided, upon request, free of charge to security holders of Vizsla Silver. Vizsla Silver may require the payment of a reasonable charge from any person or company who is not a security holder of Vizsla Silver, who requests a copy of any such document.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

APPROVAL OF BOARD

The contents and the sending of this Information Circular have been approved by the Board.

DATED at Vancouver, British Columbia, on August 23, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

"Michael Konnert"

Michael Konnert

President, Chief Executive Officer, and Director